FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 3, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Consolidated Financial Statements and Summary of Events

as of September 30, 2007 and 2006

Independent Accountant’s Review Report

PETROBRAS ENERGIA PARTICIPACIONES S.A.

SUMMARY OF EVENTS

FOR THE NINE-MONTH PERIOD ENDED

SEPTEMBER 30,  2007

(Not covered by the Auditors’ Limited Review Report on Financial Statements

except for “Summarized Balance Sheet and Income Statement Structure”)

MACROECONOMIC OVERVIEW – 2007 THIRD QUARTER

International

The world’s most remarkable economic event in the third quarter of 2007 was the collapse of the financial markets resulting from the US subprime mortgage market crisis. The central banks of the main economies had to provide large scale liquidity injections in order to avoid bigger problems. The US Federal Reserve reduced its benchmark interest rate by 50 basis points to 4.75% while the 10-year interest rate averaged 4.73%, recording a considerable drop compared to closing levels in the previous quarter. The dollar, in turn, weakened against the Euro and the Yen, the Euro exceeding its record price of 1.40 dollar. Nevertheless, the growth rate of the US economy was not affected and reached 3.9% during the quarter. By the end of September the most relevant exchange indices had recovered pre-crisis levels.

Oil

During the third quarter of 2007, the upward price trend evidenced as from April was strengthened. West Texas Intermediate (WTI) crude oil averaged 75.3 dollars per barrel, 16% higher compared to the second quarter and 7% higher compared to the same period of previous year. Prices reflected the market´s concern over the OPEC´s role as a reliable and stable supplier, in the light of the reduced production volumes from non-member countries. The general environment benefited such volatility that exhibited an upward trend derived from refined product stock reduction, weather forecasts and the dollar devaluation against different currencies.

The demand for crude oil increased 1.6% or 1.3 million barrels per day compared to 2006 third quarter. Supply, in turn, slightly dropped 0.2% or 0.2 million barrels compared to the same period of 2006.

Argentina

The Argentine economic growth was not significantly affected by the energy shortage recorded during the last months. The GDP continued growing at an 8% yoy, boosted by consumption. The industry grew only 7% as a consequence of the restrictions on electricity and gas supplies, since priority was given to residential users’ consumption.

Official inflation figures published by the INDEC (National Institute of Statistics and Census of Argentina) exhibit a 5.8% accumulated increase in retail prices as of September 30,2007.

The foreign markets collapse, the forthcoming presidential elections and the lower balance of trade surplus as a result of the strong increase in imports, encouraged an exchange rate increase to an average of P$3.14 per dollar during the quarter, exhibiting values not recorded since 2003. The accumulation of foreign reserves by the Central Bank was interrupted during these months, and the monetary authority even had to sell foreign currency in order to keep the dollar price under control.

In addition, the Government maintained fiscal accounts surplus in spite of the strong increase in public spending.

The country’s oil production fell 2% over the first 7 months of the year. Conversely, crude oil processing continued to increase with the use of installed capacity in refining exceeding an average of 97% in 2007 third quarter. Economic growth kept boosting fuel sales in the domestic market. The demand for diesel-oil increased 9.6% during the quarter (7.2% for the year) while gasoline sales rose 18.3% (17% for the year), leveraged by CNG sales drop. The strong growth in premium gasoline during the previous periods was abruptly curtailed after new price increases.

Gas domestic production, in turn, dropped 1% during the first 7 months of the year. Regarding demand, the strong increase in residential consumption derived in restrictions on industrial clients, electricity generation companies and CNG users.

The demand for electricity increased 6.4%, with certain restrictions on supply to large users. Regarding supply, water supply remained at the same low levels of the previous months and the use of liquid fuels to replace natural gas continued to grow. Imports grew 35% yoy.

Perú

The Peruvian economy continued to grow at high rates with an accumulated average of 8%. The most dynamic sectors were: construction, manufacture, trade and utilities (especially electricity). This activity level was simultaneous to persistent capital inflows resulting in a 3% yoy appreciation of the exchange rate during this quarter and an accumulated inflation rate of 3% (2.8% in 12 mobile months), strengthened during the last months of the period by international inflation of imported commodities, specially agricultural commodities. The surplus of trading balances remained high, the mining sector being the main exporting sector (though with a certain reduction in volumes) benefited by high prices. Accumulated exports as of August climbed 17% yoy against a 30% increase in imports. The high foreign surplus allows the Government to accumulate reserves which, as of September 30, 2007, were slightly below US$25 billion. In terms of fiscal accounts, the good performance in tax collection and public spending control (with a slight increasing trend) in addition to a reduction in public debt, resulted in a reduction in the country-risk to an average of 150 basis points, with a moderate impact due to the recent market volatility derived from the US mortgage market crisis.

Concerning energy, liquid hydrocarbon production reached an average of 112,000 barrels per day in 2007 quarter, reflecting a 7% reduction compared to the same period of 2006 and affected by the earthquake in August. Natural gas average production, in turn, amounted to 302 million cubic feet, accounting for a 34% yoy improvement attributable to increased sales volumes from Lote 88 (Camisea), as a consequence of a higher demand from thermal power plants.

Ecuador

The Ecuadorian economy continues with its growing trend though at a slower pace due, among other factors, to the oil sector slowdown. Crude oil production exhibited a 7% yoy drop as of August. This drop, partially offset by a price effect, resulted in a trading balance deficit and a decreasing fiscal surplus, exhibiting a reversal of the good performance of these indicators in 2005 and 2006. Inflation as of September increased by 2.1% (2.6% in 12 mobile months), with a stronger upward trend in the last portion of the period due to the incidence of weather conditions and international prices, mainly on food and commodities in general. Finally, the country-risk averaged 687 basis points, slightly over second quarter figures and 31% higher compared to the same period of 2006.

ANALYSIS OF CONSOLIDATED RESULTS

In accordance with the procedures set forth in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, or FACPCE, we have consolidated line by line our financial statements with those of the companies over which we exercise direct or indirect control and joint control.

The Company exercises joint control over Citelec, Distrilec and CIESA. The Company has consolidated line by line on a proportional basis the assets, liabilities, income (loss) and cash flows of CIESA and Distrilec. The Company has not consolidated proportionately its equity interest in Citelec by virtue of the commitment to divest its interest in Transener assumed by Petrobras Energía S.A., as provided under the Resolution issued by the Comisión Nacional de Defensa de la Competencia  (Argentine Antitrust Commission) approving the transfer of control of Petrobras Energía Participaciones S.A. to Petróleo Brasileiro S.A. - Petrobras.

While in accordance with generally applied accounting principles we have proportionately consolidated the results of CIESA and Distrilec in our financial statements, our Management analyzes our results and financial condition separately from the results and financial condition of the companies under joint control. Consequently, and in line with the internal vision of business management, the discussion below is presented on the basis of our consolidated financial data without considering the effects of the proportional consolidation of CIESA or Distrilec and, therefore, is not directly comparable to the corresponding financial data set forth in our financial statements.

Some amounts and percentages in this analysis are rounded and the totals in some tables may therefore not precisely equal the sums of the numbers presented.

The table below shows the Company’s results of operations for the three-month periods ended September 30, 2007 and 2006 under the professional accounting standards and, for comparative purposes, the pro forma results that exclude the effects of proportional consolidation of affiliates under joint control. To such effect, the results of CIESA and Distrilec (both of which are presented under proportional consolidation) are shown under Equity in Earnings of Affiliates.

 (in millions of pesos)

Net income: Net income for 2007 quarter decreased P$103 million to P$84 million from P$187 million in the same period of previous year.

Net sales: Net sales increased P$485 million to P$3,168 million from P$2,683 million in 2006 quarter, mainly due to improved sale prices of refined products and petrochemicals and increased sales volumes of refined products, partially offset by a drop in sales volumes of crude oil, fertilizers and electricity. Net sales for the Refining and Distribution, Petrochemicals and Electricity business segments rose P$447 million, P$110 million and P$18 million, respectively. Conversely, net sales for the Oil and Gas Exploration and Production  and Hydrocarbon Marketing and Transportation business segments decreased P$133 million and P$19 million, respectively.  Intersegment sales grew P$62 million in the period under review.

Gross profit: Gross profit for 2007 quarter fell P$1 million to P$739 million from P$740 million. Gross profit for the Oil and Gas Exploration and Production and Electricity business segments dropped P$223 million and P$9 million, respectively. Conversely, gross profit for the Refining and Distribution and Hydrocarbon Marketing and Transportation business segments increased P$139 million and P$5 million, respectively, and the elimination of intercompany results derived in a positive variation of P$87 million.

Administrative and selling expenses: Administrative and selling expenses rose P$28 million to P$317 million in 2007 quarter from P$289 million in 2006 quarter, basically as a result of increases in the Refining and Distribution and Petrochemicals business segments.

Exploration Expenses: See “Oil and Gas Exploration and Production”.

Other operating expenses, net: Other operating expenses, net accounted for P$77 million and P$30 million losses in 2007 and 2006 quarters, respectively.

Operating income: Operating income recorded a P$99 million drop to P$310 million from P$409 million in 2006 quarter. Operating income for the Oil and Gas Exploration and Production, Petrochemicals and Electricity business segments fell P$291 million, P$10 million and P$5 million, respectively. Conversely, operating income for the Refining and Distribution and Hydrocarbon Marketing and Transportation business segments increased P$128 million and P$1 million, respectively. The elimination of intercompany results derived in a positive variation of P$78 million.

Equity in earnings of affiliates: Equity in earnings of affiliates decreased P$6 million to P$52 million in 2007 quarter from P$58 million in 2006 quarter. See “Analysis of Equity in Earnings of Affiliates”.

Financial income (expense) and holding gains (losses): Financial income (expense) and holding gains (losses) accounted for P$128 million and P$76 million losses in both periods, respectively. Lower losses in 2006 quarter are mainly attributable to increased income from holding of stocks during the 2006 quarter.

Income tax: In line with the drop in operating income, income tax charge decreased to P$122 million in 2007 quarter from P$142 million in 2006 quarter.

ANALYSIS OF OPERATING RESULTS

Oil and Gas Exploration and Production

Operating income: Operating income for the Oil and Gas Exploration and Production business segment decreased P$291 million to P$354 million from P$645 million in the same quarter of previous year.

The table below shows the operating income breakdown for this business segment:

Net sales: Net sales for this business segment decreased 10.5% to P$1,129 million in 2007 quarter from P$1,262 million in 2006 quarter, mainly due to a reduction in crude oil sales volumes, partially offset by increased oil average prices.

In 2007 quarter, sales volumes decreased 14.2% to 116.1 thousand barrels of oil equivalent per day. This drop is basically attributable to higher oil sales volumes in 2006 quarter in line with the reduction in stock levels during that quarter and, to a lesser extent to the 6.9% drop in production volumes of oil equivalent, which averaged 135 thousand barrels per day.

This drop is in line with reduced oil production in Argentina and, to a lesser extent, in Ecuador. The lower oil production in Argentina is mainly attributable to the natural decline of mature fields and, to a lesser extent, the sale of Tupungato and Atamisqui oil fields, effected in October 2006 (which fields contributed a daily production of 1.6 thousand barrels of oil in 2006 quarter), partially offset by the addition of production from Santa Cruz 1 Oeste Field at the Austral Basin in October 2006. The lower oil production in Ecuador results from the gradual recovery in the development of Block 18 after the impasse derived from the strikes organized by local communities during the first half of the year.

Crude oil sales decreased 11% to P$997 million from P$1,122 million, mainly as a consequence of a 22.9% reduction in sales volumes, basically in Argentina, partially offset by a 15.6% rise in average prices, in line with international reference prices.

Gas sales decreased 9% to P$122 million from P$134 million, primarily as a consequence of an 8.8% reduction in average prices. In Bolivia, gas prices fell 18.8% due to the new terms and conditions of the operating agreement. In Argentina, gas sales prices rose 13.5% mainly due the implementation of scheduled price increases and the renegotiation of agreements with industrial clients in the domestic market and the passing through of higher taxes on exports to sales prices in the foreign market. Gas sales volumes during the period under review remained in line with 2006 quarter volumes, with a 7.6% increase in Argentina due to increased gas production derived from the start up of production in El Mangrullo field. This improvement was offset by a 52.2% decline in Bolivia, in line with the new terms and conditions of the operating agreement mentioned above.

Gross profit: Gross profit for this business segment decreased 29.6% to P$530 million from P$753 million. The respective margin on sales declined to 46.9% from 59.7% in 2006 quarter. The lifting cost rose 23.6% to P$16.2 per barrel of oil equivalent, primarily due to the increase in fees for oil services and labor costs of operations in Argentina, within the framework of general price increases. In addition, increased pulling and workover activities required to support production at mature fields and the greater incidence of depreciation and fixed costs derived from reduced production levels had a negative impact in Argentina.

Administrative and selling expenses: Administrative and selling expenses totaled P$78 million and P$73 million in 2007 and 2006, respectively.

Exploration expenses: Exploration expenses totaled P$35 million in 2007 quarter and P$12 million in the same quarter of previous year. In current period, exploration expenses are basically associated with 3D seismic expenses in Enarsa I and non-producing wells in Aguaragüe and Cañadón del Puma. In 2006 quarter, exploration expenses were associated with offshore operations at the Marina Basin, seismic exploration works and non-producing wells in Puesto Zúñiga and Aguaragüe.

Other operating expenses net: Other operating expenses net accounted for losses of P$63 million and P$23 million, and were mainly attributable to costs associated with the unused transportation capacity under the contract with Oleoducto de Crudos Pesados S.A., which accounted for losses of P$45 million and P$50 million in 2007 and 2006, respectively.

Refining and Distribution

Operating income: Operating income for the Refining and Distribution segment reflected losses of P$40 million and P$168 million in 2007 and 2006 quarters, respectively.

The table below shows operating income breakdown for the Refining and Distribution business segment:

(in millions of pesos)

Gross profit (loss): Gross profit accounted for a gain of P$62 million in 2007 quarter compared to a loss of P$77 million in 2006 quarter, with a positive gross margin of 3.9% in the quarter under review and a negative gross margin of 6.8% in the same quarter of previous year. The improvement in 2007 quarter derives from the combined effect of increased sales volumes and a recovery of margins on sales derived from improved sales prices.

Net sales: Net sales for refined products rose 39.6% to P$1,577 million in 2007 quarter from P$1,130 million in 2006 quarter, basically due to: (i) a 20% improvement in sales prices attributable to increased international and domestic prices, and (ii) an 18% rise in sales volumes.

Crude oil volumes processed during 2007 quarter increased 49.8% to 77.7 thousand barrels per day as a consequence of the San Lorenzo Refinery plant shutdown for revamping in 2006 quarter, which allowed to increase the plant capacity by approximately 18%.

Total diesel oil sales volumes rose 13.6% due to an increased demand in the domestic market in line with the country’s improved economic activity.

Paraffins and asphalts and heavy distillates sales volumes rose 245% and 22%, respectively, due to the impact of the plant shutdown mentioned above. Higher heavy distillates volumes, especially fuel oil, were sold in the domestic market as a result of an increased demand from industrial clients and electricity generation companies due to the restrictions on gas supply.

Administrative and selling expenses: Administrative and selling expenses rose to P$92 million from P$78 million in 2006 quarter, mainly due to the increase in labor costs and general services and to expenses derived from higher sales volumes in the period under review.

Petrochemicals

Operating income: Operating income for the Petrochemicals business segment decreased P$10 million to P$21 million from P$31 million.

The table below shows operating income breakdown for the Petrochemicals business segment:

(in millions of pesos)

Net sales: Net sales rose 16.9% to P$759 million in 2007 quarter from P$649 million in the same quarter of previous year (net of eliminations of P$56 million and P$131 million for styrenics operations in Argentina and Innova, respectively), predominately due to improved sales prices, partially offset by lower sales volumes.

Total styrenics sales in Argentina and Brazil, net of eliminations, increased 17.3% to P$585 million in 2007 quarter from P$499 million in the same quarter of previous year, primarily due to a 12.9% improvement in sales prices as a consequence of higher international reference prices and, to a lesser extent, to a 3.9% rise in sales volumes. This improvement is basically attributable to the increase in volumes sold by Innova in Brazil, offset by a drop in styrenics sales volumes in Argentina.

Styrenics sales in Argentina decreased 4.1% to P$279 million from P$291 million, mainly due to a 17.4% drop in sales volumes, partially offset by a 16.4% improvement in average sales prices. The reduction in sales volumes is attributable to a 66% drop in ethylbenzene volumes, partially offset by a 47.1% rise in styrene volumes. During 2006 quarter, as a consequence of the styrene plant shutdown, ethylbenzene surplus was directed to the Innova styrene plant for conversion into styrene and subsequent import, in order to meet the product unavailability.

Styrenics sales in Brazil increased 6.9% to P$362 million in 2007 quarter from P$339 million, mainly due to a 15% improvement in prices in line with the increase in international reference prices, partially offset by a 7.1% decline in sales volumes mainly as a consequence of reduced styrene exports to Argentina due to the reasons described above.

Fertilizers sales rose 16% to P$174 million in 2007 quarter from P$150 million, basically due to a 37.3% increase in sales prices in line with the rise in international prices as a result of the growing world demand for these products, partially offset by a 15.5% decline in sales volumes. The reduction in sales volumes derives from a production drop as a consequence of lower availability of inputs, mainly ammonia, as a result of the restrictions on gas supply and, to a lesser extent, the plant shutdown for scheduled maintenance works.

Gross profit: Gross profit remained at P$91 million during both periods, though gross margin on sales dropped to 12% from 14%, primarily due to a significant increase in raw material costs which could only be partially passed through to sales prices.

Administrative and selling expenses: Administrative and selling expenses rose to P$87 million from P$75 million, predominately in the transportation, charges and taxes lines.

Other operating income net: Other operating income net totaled P$17 million and P$15 million in 2007 and 2006 quarters, respectively, attributable to recognition of the tax benefits granted under the Fundopem program in Brazil.

Gas and Energy

Marketing and Transportation of Gas

Operating income: Operating income for the Marketing and Transportation of Gas business accounted for P$16 million and P$15 million gains in 2007 and 2006 quarters, respectively.

The table below shows operating income breakdown for this business segment:

(in millions of pesos)

Net sales: Sales revenues in the period under review decreased 9% to P$192 million from P$211 million, mainly due to reduced liquid fuel sales.

Sales revenues from gas produced by the Company and imported gas decreased 4.9% to P$98 million in 2007 quarter from P$103 million, mainly due to the fact that the 2006 quarter includes gas imports from Bolivia (P$18 million) which, as a result of changes in the implementation of these operations, are shown under gas and LPG brokerage services in 2007 quarter.

Excluding gas import operations, sales revenues from gas produced by the Company increased 15.3% to P$98 million in 2007 quarter from P$85 million, basically as a result of higher sales volumes. Sales volumes rose 9.6% to 281.5 million cubic feet per day in 2007 quarter from 256.9 million cubic feet per day in 2006 quarter, mainly due to the increase in the Company’s own production at the Neuquén basin. In addition, sales prices improved 3.8% due to higher export prices attributable to contract renegotiation and improved domestic prices derived from the implementation of scheduled price increases.

Liquid fuels sales revenues dropped by 23% to P$63 million from P$82 million, mainly due to a 29.3% decline in sales volumes, partially offset by a 7.6% rise in sales prices in line with international reference prices. Sales volumes decreased to 49 thousand tons in 2007 quarter from 69.3 thousand tons in 2006 quarter, as a result of reduced gas volumes processed attributable to lower gas availability derived from an increased demand from residential users due to the prevailing low temperatures.

Sales revenues from gas and LPG brokerage services totaled P$31 million and P$26 million in 2007 and 2006 quarters, respectively.

Gross profit: Gross profit increased to P$11 million in 2007 quarter from P$6 million in 2006 quarter and gross margin on sales was 5.7% and 2.8%, respectively.

Other operating income net: Other operating income net accounted for P$8 million and P$11 million gains in 2007 and 2006 quarters, respectively, basically attributable to technical assistance services provided to Transportadora de Gas del Sur S.A.’s technical operator.

Electricity

Operating income: Operating income for the Electricity business segment decreased P$5 million to P$48 million from P$53 million.

The table below shows operating income breakdown for the Electricity business segment:

(in millions de pesos)

Electricity Generation

Net sales: Net sales of electricity generation increased 12.3% to P$155 million from P$138 million in 2006 quarter, mainly due to a 33% improvement in energy average sales prices, partially offset by a 14.9% reduction in sales volumes. The increase in sales prices is mainly attributable to the higher electricity demand which resulted in energy deliveries by less efficient power plants and contract renewal at higher prices.

Net sales attributable to Genelba Power Plant increased 31.7% to P$137 million in 2007 quarter from P$104 million, primarily due to improved sales prices and, to a lesser extent, higher sales volumes. The average sales price increased 25.5% to P$94.9 per MWh in 2007 quarter from P$75.6 per MWh in the same period of previous year. Energy delivered rose 6.3% to 1,444 GWh in 2007 quarter, basically due to the increase in demand. Along these lines, the plant factor increased to 94% in 2007 quarter from 92% in the same quarter of previous year and the availability factor averaged 99% in both quarters.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex decreased 47.1% to P$18 million in 2007 quarter from P$34 million in 2006 quarter, due to the effect of lower sales volumes, partially offset by improved sales prices. In 2007 quarter, energy delivered declined 68.3% to 171 GWh from 540 GWh in 2006 quarter, primarily due to reduced water flows at the Comahue Basin in the period under review. Average prices rose 68.2% to P$105.3 per MWh in 2007 from P$62.6 per MWh in 2006.

Gross profit: Gross profit for the generation business declined 16.7% to P$50 million in 2007 quarter from P$60 million in 2006 quarter, mainly due to lower hydraulic generation.

Administrative and selling expenses: Administrative and selling expenses for the Electricity business segment totaled P$4 million and P$6 million in 2007 and 2006 quarters, respectively.

ANALYSIS OF EQUITY IN EARNINGS OF AFFILIATES

Equity in earnings of affiliates decreased P$9 million or 14.8% to P$52 million from P$58 million in 2006 quarter.

The table below shows the Company’s equity in earning of affiliates, subsidiaries and companies under joint control for 2007 and 2006 quarters. In addition, the table shows equity in earnings of affiliates excluding the effects of proportional consolidation.

Compañía de Inversiones de Energía S.A (CIESA): Our equity in the earnings of CIESA accounted for a P$26 million loss in the period under review and a P$18 million gain in 2006 quarter. The loss recorded in 2007 quarter mainly derives from a lower operating income.

Total sales revenues decreased 22.8% to P$246 million, mainly due to the drop in revenues from the NGL production and marketing segment (46.3% to P$135 million) basically attributable to a significant decline in processing activities at the Complejo Cerri as a consequence of lower gas availability derived from increased demand from residential users due to low temperatures. Sales revenues from the gas transportation segment increased 10.38% to P$135 million, mainly due to the execution of new firm transportation agreements. In addition, the other services segment reflected a P$3.5 million drop as a result of reduced sales of midstream services.

Sales costs and administrative and selling expenses decreased P$18 million to P$166 million in 2007, mainly due to a drop in variable costs associated with NGL production, in line with the beforementioned decline in  processing activities at the Complejo Cerri.

CIESA’s financial income (expense), net reflected losses of P$90 million and P$68 million in 2007 and 2006 quarter, respectively. This increase is mainly attributable to a higher exchange difference loss, as a result of a higher peso devaluation in 2007 third quarter.

Distrilec Inversora S.A. (Distrilec): Our equity in the earnings of Distrilec accounted for a P$13 million gain and a P$27 million loss in 2007 and 2006 quarters, respectively. This improvement in 2007 quarter mainly derives from increased income from services.

Income from services increased 69% to P$439 million from P$260 million, due to the combined effect of: (i) a 17.4% rise in sales prices as a result of the average rate increase provided in the Memorandum of Agreement executed by Edesur and UNIREN associated with a 9.1% growth in the demand for energy, and (ii) reversal in 2006 quarter of income recognized until June 30, 2006 attributable to the average rate temporary increase provided in the Memorandum of Agreement executed by Edesur and UNIREN.

Operating income accounted for a P$10 million gain and a P$113 million loss in 2007 and 2006 quarters, respectively. The improvement in the period under review is attributable to the increase in income from services mentioned above, mitigated by the rise in costs for the purchase of energy and administrative and marketing expenses derived from higher expenses for services under contract and compensations.

Refinería del Norte S.A. (Refinor): Our equity in the earnings of Refinor reflected P$15 million and P$5 million gains in 2007 and 2006 quarters, respectively. This increase resulted primarily from an improvement in gross profit as a consequence of sales prices increase.

SUMMARIZED BALANCE SHEET AND INCOME STATEMENT STRUCTURE

The information shown below for the nine-month periods ended September 30, 2005, 2004 and 2003 does not contemplate the retroactive effect generated by the new professional accounting standards. The information below for the nine-month periods ended September 30, 2004 and 2003 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.R.L. and EG3 S.A. into Petrobras Energía S.A.

Listed Price of the Company’s Share

Statistical Data

The information below for the nine-month periods ended September 30, 2004 and 2003 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.A. and EG3 S.A. into Petrobras Energía S.A.

For the nine-month period ended September 30,				
	2007	2006	2005	2004	2003
Crude oil sales (thousands of barrels)					
Argentina	12,459	14,337	14,776	13,857	14,885
Venezuela	-	3,823	12,146	12,884	10,315
Peru	3,634	3,531	3,445	3,098	3,210
Bolivia	264	318	340	379	366
Ecuador	3,436	2,922	2,617	1,690	933
Total	19,793	24,931	33,324	31,908	29,709
Natural gas sales (thousands of cubic feets)					
Argentina	74,793	69,905	58,009	57,782	73,326
Venezuela	-	1,642	7,240	5,388	7,217
Peru	2,913	2,972	2,331	2,245	2,297
Bolivia	7,146	10,015	10,804	10,419	9,931
Total	84,852	84,534	78,384	75,834	92,771
Petrochemicals sales (tons)					
Fertilizers	357,174	411,151	369,574	446,693	366,156
SBR	41,204	40,837	39,701	45,290	42,456
Styrene	136,698	183,290	122,358	107,822	98,079
Propylene	16,377	16,883	17,067	15,192	18,938
Polystyrene	142,952	136,333	120,426	121,855	106,337
Refining products sales					
Aromatics (tons)	9,469	24,373	38,629	30,251	41,277
Bencen (tons)	38,838	40,812	46,871	36,741	35,985
Gasoline (m3)	628,112	618,185	501,433	161,972	82,333
Gas Oil (m3)	1,439,034	1,284,517	1,307,856	680,619	626,327
Other middle distillates (m3)	6,909	12,589	11,639	4,902	9,496
Asphalts (tons)	133,318	131,205	139,758	81,820	56,972
Paraffins (tons)	300,778	104,607	127,675	107,303	97,392
Reformer plant products (tons)	84,561	92,025	100,836	57,170	55,401
Other heavy products (tons)	561,771	503,448	512,347	318,723	325,405
Electricity generation (gwh)					
Energy produced	4,165	4,905	4,559	4,586	3,944
Contracted sales	1,732	1,655	1,499	1,022	1,207
Spot sales	2,759	3,608	3,541	3,887	3,206
Total sales	4,491	5,263	5,040	4,909	4,413

LUIS SAS Director	CARLOS FONTES Director

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders, President and Directors of
Petrobras Energía Participaciones S.A.
Maipú 1, 22nd floor
Buenos Aires

Argentina

1. We have reviewed the accompanying consolidated balance sheet of Petrobras Energía Participaciones S.A. (“PEPSA”, an Argentine Corporation) and its subsidiaries and jointly controlled entities as of September 30, 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the nine-month period then ended, and notes 1 to 22. These financial statements are the responsibility of the Company’s management.

2. Except as discussed in paragraphs 5 and 6, we conducted our review in accordance with the auditing standards in force in the Republic of Argentina applicable to a review of interim financial statements. These standards consist principally in applying analytical procedures to the financial data and inquiring of the individuals responsible for their preparation. As a review is substantially less in scope than an audit of financial statements, we do not express an opinion on the consolidated financial position of the Company and its subsidiaries and jointly controlled entities as of September 30, 2007, nor on the consolidated results of its operations, the consolidated changes in shareholders' equity and consolidated cash flows for the nine-month period then ended. We believe that our review and the review reports of the other professionals mentioned in paragraph 7 provide us with a reasonable basis to sustain the statement set forth in paragraph 11 below.

3. The accompanying consolidated financial statements were translated into the English language from those issued in Spanish in conformity with the regulations of the National Securities Commission (“CNV”). They were also reformatted in a manner different from those presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform to CNV regulations.

4. As further explained in note 2 to the consolidated financial statements, certain accounting practices applied by the Company that conform to the accounting standards set forth by the CNV do not conform to accounting principles generally accepted in the United States. The effects of these differences have not been quantified by the Company.

5. We were unable to obtain financial statements subject to limited review supporting PEPSA’s carrying value of its equity investments in the foreign affiliates Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A. (which are operating specific hydrocarbon areas in Venezuela) which are stated in the aggregate, before considering minority interest, at AR$ 2,670,465,000 as of September 30, 2007, or its equity in the earnings of those affiliates, before considering minority interest, of AR$ 53,968,000 (gain) in the aggregate, which is included in the net consolidated income for the nine-month period then ended as described in note 9 to the consolidated financial statements; nor were we able to satisfy ourselves through other limited review procedures as to the carrying value of the investments in the foreign affiliates, the equity in the earnings of these affiliates, or the recoverable value of the investment in the affiliates Petroven-Bras S.A. and Petrokariña S.A.

6. Additionally, we were unable to obtain financial statements subject to limited review supporting PEPSA’s carrying value of its equity investments in the domestic affiliates Refinería del Norte S.A. and Petroquímica Cuyo S.A. which are stated in the aggregate, before considering minority interest, at AR$ 200,572,000 as of September 30, 2007, or its equity in the earnings of those affiliates, before considering minority interest, of AR$ 49,687,000 (gain) in the aggregate, which is included in the net consolidated income for the nine-month period then ended, as described in note 9 to the consolidated financial statements; nor were we able to satisfy ourselves through other limited review procedures as to the carrying value of the investments in these affiliates or the equity in their earnings.

7. The financial statements as of September 30, 2007 of the related companies Oleoductos del Valle S.A., Petrolera Entre Lomas S.A. and Distrilec Inversora S.A. (“Distrilec”) were reviewed by other professionals whose review reports dated October 30, 2007, November 2, 2007 and November 5, 2007, respectively, were furnished to us. The financial statements as of September 30, 2007 of the related company Enecor S.A. were audited by other professionals whose auditors’ report dated October 31, 2007 was furnished to us. PEPSA’s interests in Oleoductos del Valle S.A. and Petrolera Entre Lomas S.A. as of that date are accounted for under the equity method by PEPSA. The financial statements of Distrilec and Enecor S.A. are incorporated in the consolidated financial statements of PEPSA as of that date. Our statement rendered in paragraph 11, insofar as it relates to the amounts included in the consolidated financial statements for these companies before considering the adjustments made by the Company as disclosed in note 9, is based solely on the reports of the referred professionals.

As of September 30, 2007, PEPSA’s investments, before considering the adjustments mentioned in the preceding paragraph and the minority interest in: (i) the equity of Oleoductos del Valle S.A. and Petrolera Entre Lomas S.A. amount to AR$ 154,737,000 in the aggregate at that date, and (ii) the equity in their earnings amount to AR$ 24,110,000 (gain) in the aggregate for the foregoing nine-month period. Additionally, the Company’s interests in the assets and net sales arising from the financial statements of Distrilec (incorporated by the proportional consolidation method) and Enecor S.A. included in the consolidated financial statements of PEPSA before considering the adjustments referred to above, represent approximately 7% and 8% of the related total consolidated amounts as of September 30, 2007 and for the nine-month period then ended.

8. The review reports on the financial statements of Oleoductos del Valle S.A. and Distrilec issued by the other professionals referred to in paragraph 7 do not contain modifications.

The review report on the financial statements of Petrolera Entre Lomas S.A. issued by the other professionals mentioned in paragraph 7 contains a modification regarding the omission of certain information in the financial statements which, according to these professionals, is required by the professional accounting principles in force in the City of Buenos Aires. Such modification does not have any effects on the consolidated financial statements of PEPSA.

The auditors’ report on the financial statements of Enecor S.A. issued by the other professionals as indicated in paragraph 7 contains qualifications involving uncertainties as to: (i) the materialization of cash flows used to determine the recoverable value of the accounts receivable relating to revenue from construction, operation and maintenance activities and of total non-current assets, and (b) this company’s future operations if payments by the controlling governmental agency  and/or the collections from the guarantees remain suspended, and/or if such guarantees are substantially reduced. These qualifications do not have a material effect on the consolidated financial statements of PEPSA as a whole.

The carrying value of PEPSA’s equity investments and equity in the earnings of Oleoductos del Valle S.A. and Petrolera Entre Lomas S.A. amounts to $ 143,346,000 and to $ 26,288,000 (gain) as of September 30, 2007 and for the nine-month period then ended, respectively. Furthermore, the assets and net sales of Distrilec and Enecor S.A. incorporated in the consolidated financial statements of PEPSA represent approximately 8% and 7% of the related total consolidated amounts as of September 30, 2007 and for the nine-month period then ended.

9. As described in note 9 to the consolidated financial statements, CIESA and its subsidiary TGS have been adversely affected by the Argentine Government’s adoption of several economic measures, including the redenomination into pesos of their rates, the renegotiation of the license (which is in process) and the devaluation of the peso. Additionally, CIESA has suspended the payment of its financial debts although in September 2005 it entered into a debt restructuring agreement in connection therewith, pending approval by certain regulatory authorities as of the date of this report. Although, as indicated in note 10 to the consolidated financial statements, TGS successfully concluded between May and June 2007 a debt restructuring process in order to improve its indebtedness profile, the aforesaid situation in connection with TGS gives rise to uncertainties with respect to the future development of the regulated business of this company and, therefore, to the future cash flows and results of operations of CIESA, which depend on the income obtained from its investment in its subsidiary TGS. The financial statements of CIESA as of September 30, 2007 and for the nine-month period then ended have been prepared by this company’s management considering that the entity had the ability to continue operating as a going concern. Accordingly, these financial statements do not include the effects of potential adjustments and reclassifications, if any, that may be required if the situations described above are not successfully resolved. In addition, the resolution of the uncertainties referred to above may determine that CIESA’s assumptions underlying the projections relating to the determination of the recoverable value of its non current assets do not materialize in the future. The accompanying consolidated financial statements of PEPSA as of September 30, 2007 do not include any adjustments or reclassifications that may result from the resolution of these uncertainties.

The assets and net sales of CIESA incorporated by the proportional consolidation method, after considering the adjustments mentioned in note 9 to the consolidated financial statements, represent approximately 12% and 5% of the related total consolidated amounts as of September 30, 2007 and for the nine-month period then ended.

10. As described under the heading Operations in Venezuela in note 6 to the consolidated financial statements of PEPSA, the Company recognized an account receivable in the amount it deems may be used for the payment of: a) acquisition bonds under any new project of jointly owned entities for the development of oil exploration and production activities, or b) license for the development of gas exploration and production activities in Venezuela.

The Company estimated the recoverable value of the foregoing account receivable (shown under the heading Other Accounts Receivable) and of the investments in the foreign affiliates referred to in paragraph 5 based on the best information available at September 30, 2007. However, the materialization of certain assumptions used by the Company is contingent on future events and actions, some of which are beyond its control and might affect the carrying value of these assets.

11. Based on our review and the review and auditors’ reports of the other professionals referred to in paragraph 7, the consolidated financial statements referred to in paragraph 1 consider all the significant facts and circumstances of which we are aware and we have no observations to make other than those mentioned in paragraphs 5, 6, 9 and 10.

12. The consolidated financial statements of PEPSA as of and for the year ended December 31, 2006, of which the consolidated balance sheet is presented for comparative purposes, were examined by us. On February 8, 2007, we issued an auditors’ report in which we expressed an opinion, based on our own audit and the report of other auditors on the related company CIESA. Our report on these consolidated financial statements of PEPSA indicated that the other auditors’ report on CIESA’s consolidated financial statements as of and for the year ended December 31, 2006 contained qualifications relating to: (a) the non-recognition of the effects of the changes in the purchasing power of the Argentine peso from March 1 to September 30, 2003, as in the opinion of the other auditors such recognition was required by the professional accounting principles in force in the City of Buenos Aires but not allowed by the related regulations of the CNV, and (b) unresolved uncertainties as to: (i) the ability of CIESA to continue operating as a going concern, (ii) the future development of the regulated business of TGS, and (iii) the recoverable value of the  non-current assets of CIESA and of TGS if the assumptions underlying the projections used by the company to estimate such recoverable value do not materialize in the future. In addition, our auditors’ report contained qualifications regarding the foregoing unresolved uncertainties of CIESA and TGS and the determination of the recoverable values of the assets in Venezuela referred to in paragraph 10.

The consolidated financial statements of PEPSA as of and for the nine-month period ended September 30, 2006, of which the related consolidated statements of income, changes in shareholders’ equity and cash flows are presented for comparative purposes, were reviewed by us. On November 3, 2006, we issued a limited review report based on our review and on the review reports of other professionals on the financial statements of the related companies CIESA and Distrilec as of and for the nine-month period ended September 30, 2006.

Our review report indicated that such review report of the other professionals: a) for CIESA contained observations related to the situations described in paragraph 9 with respect to CIESA and TGS, and b) for Distrilec contained observations regarding: (i) the uncertainty related to the recognition of the effects of the Memorandum of Understanding signed by its subsidiary Empresa Distribuidora Sur S.A. (“Edesur”) with UNIREN (Public Utilities Agreement Renegotiation and Analysis Unit) as part of the concession agreement renegotiation process, while the ratification of the referred Memorandum by the Argentine Government was still pending, and (ii) the uncertainty as to the recoverable value of the property, plant and equipment of its subsidiary Edesur given that the materialization of certain assumptions used by this company to estimate such recoverable value was contingent on future events and actions beyond the control of the Edesur’s management and thus the final outcome could not be reasonably determined as of the date of the review report of the other professionals. In addition, our review report contained observations regarding: (a) the foregoing unresolved uncertainties of CIESA and its subsidiary TGS and of Distrilec and its subsidiary Edesur, and b) the fact that the materialization of certain estimations used by PEPSA to account for its investments in the foreign affiliates mentioned in paragraph 5  under the equity method the was contingent on future actions and events, some of which were not under its direct control and might eventually affect the carrying value of these investments.

Buenos Aires (Argentina), November 6, 2007

SIBILLE

Gabriel E. Soifer

Partner

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(Stated in millions of Argentine pesos)

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

(Stated in millions of Argentine pesos)

2007	2006
CURRENT ASSETS		
Cash	99	86
Investments (Note 9.a)	1,222	1,479
Trade receivables	1,551	1,438
Other receivables (Note 17.a)	1,047	1,182
Inventories (Note 8)	1,412	888
Other assets	8	1
Total current assets	5,339	5,074
NON-CURRENT ASSETS		
Trade receivables	225	124
Other receivables (Note 17.a)	663	691
Inventories (Note 8)	99	81
Investments (Note 9.a)	3,416	3,630
Property, plant and equipment (Note 22.a)	11,315	10,838
Other assets	62	41
Total non-current assets	15,780	15,405
Total assets	21,119	20,479
CURRENT LIABILITIES		
Accounts payable	1,672	1,603
Short-term debt (Note 10)	1,908	2,646
Payroll and social security taxes	237	276
Taxes payable	174	331
Reserves (Note 13)	128	95
Other liabilities (Note 17.b)	385	214
Total current liabilities	4,504	5,165
NON-CURRENT LIABILITIES		
Accounts payable	81	49
Long-term debt (Note 10)	5,597	4,716
Payroll and social security taxes	55	36
Taxes payable	1,507	1,492
Reserves (Note 13)	77	85
Other liabilities (Note 17.b)	348	366
Total non-current liabilities	7,665	6,744
Total liabilities	12,169	11,909
MINORITY INTEREST IN SUBSIDIARIES	2,492	2,350
SHAREHOLDERS' EQUITY	6,458	6,220
	21,119	20,479

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

STATEMENTS OF CHANGES IN SHAREHOLDERS´ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(Stated in millions of Argentine pesos)

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

 (Stated in millions of Argentine pesos)

2007	2006
Cash provided by (used in) operations:		
Net income	367	850
Reconciliation to net cash provided by (used in) operating activities:		
Minority interest in subsidiaries	183	337
Equity in earnings of affiliates (Note 9.b)	(146)	(203)
Financial expenses, net	44	37
Dividends collected (Note 9.c)	244	99
Depreciation of property, plant and equipment	891	852
Gain from the sale of Hidroneuquén S.A.	(23)	-
Allowance for advances to exploitation partners in Venezuela	38	-
Reversal of the reserve for impairment of non-current investments	-	30
Impairment of unproved oil and gas properties	42	51
Gain from the sale of Petrobras Bolivia Refinación S.A.	(44)	
Disposal of property, plant and equipment	14	13
Income tax provision	332	367
Income tax paid	(164)	(13)
Accrued interest	395	414
Interest paid	(374)	(411)
Edesur - Memorandum of agreement	(85)	-
Other	(8)	(25)
Changes in assets and liabilities:		
Trade receivables	(140)	211
Other receivables	163	(477)
Inventories	(488)	(274)
Other assets	(23)	7
Accounts payable	114	(121)
Payroll and social security taxes	(25)	80
Taxes payable	(255)	(31)
Other liabilities	184	(12)
Net cash provided by operations	1,236	1,781
Cash (used in) provided by investing activities:		
Acquisition of property, plant and equipment and interest in companies and oil and gas areas	(1,459)	(1,446)
Sale of property, plant and equipment and interest in companies and oil and gas areas	224	-
Net decrease in investments other than cash and cash equivalents	34	40
Reimbursement of contributions	(6)	-
Net cash used in investing activities	(1,207)	(1,406)
Cash (used in) provided by financing activities:		
Net decrease in short term debt	(116)	(229)
Receipts of long-term debt	2,189	282
Payments of long-term debt	(2,147)	(227)
Cash dividends paid	(186)	-
Net cash used in financing activities	(260)	(174)
Effect of exchange rate change on cash	25	5
(Decrease) increase in cash	(206)	206
Cash and cash equivalents at the beginning of the year (a)	1,350	790
Cash and cash equivalents at the end of the period (a) (See Note 17.e)	1,144	996

(a) Cash and cash equivalents include highly liquid, temporary cash investments with original maturities of three months or less.

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(Amounts stated in millions of Argentine pesos)

1. Business of the Company

Petrobras Energía Participaciones S.A. (hereinafter “Petrobras Participaciones” or “the Company”) is a holding Company that operates through Petrobras Energía S.A. (“Petrobras Energía”) and its subsidiaries. The Company holds 75.8% of “Petrobras Energía”, an integrated energy company, focused in oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and transmission of hydrocarbons. Petrobras Energía has businesses in Argentina, Bolivia, Brazil, Ecuador, Perú, Venezuela, México and Colombia. The Company fiscal year ends on December 31 each year.

2. Basis of presentation

Petrobras Participaciones consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission (“CNV”) and, except for the matters described in Note 3, with Generally Accepted Accounting Principles  in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”, Professional Council in Economic Sciences of the City of Buenos Aires) applicable to consolidated financial statements (“Argentine GAAP”).

The accompanying consolidated financial statements have been translated into English from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from the presentation in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.

Certain accounting principles applied by the Company do not conform with U.S. generally accepted accounting principles ("U.S. GAAP"). The difference between the accounting practices applied by the Company and U.S. GAAP have not been quantified. Accordingly, these consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with U.S. GAAP.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Participaciones has consolidated line by line its financial statements with those of the companies over which exercises control or joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of the votes, have resolved, on the basis of written agreements, to share the power to define and establish the company’s operating and financial policies.

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, reflecting separately the minority interest in the subsidiaries. The related party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the affiliate under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the affiliate’s assets, liabilities, income (loss) and cash flows. The related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the company.

The companies under joint control are Distrilec Inversora S.A. (“Distrilec”), Compañía de Inversiones de Energía S.A. (“CIESA”) and Compañía Inversora de Transmisión Eléctrica Citelec S.A. (“Citelec”). The Company has not consolidated proportionately on a line-by-line basis the assets, liabilities, income (loss) and cash flows of its interest in Citelec S.A. since Petrobras Energía committed to divest such interest in connection with the transfer of 58.62% of the shares of Petrobras Participaciones to Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (see Note 9.I).

The information about the companies over which the Company exercises control, joint control and significant influence are disclosed in Note 22.f).

b) Foreing Currency translation

The Company applies the method established by the Technical Resolution No. 18 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated”; such as transactions are not considered to be an extension of the Company’s transactions.

Upon applying the translation method, the foreign transactions are first remeasured into US dollars (functional currency for such transactions), as follows:

* Assets and liabilities stated at current value are converted at the closing exchange rate.

* Assets and liabilities measured at historical values and the income (loss) accounts are converted at historical exchange rates.

Remeasurement results are recognized in the Statements of Income as “Financial results”.

 After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

* Assets and liabilities are translated by using the closing exchange rate.

* Income (loss) is translated at the historical exchange rates.

The  effect arising from the translation of the foreign operations is disclosed in the Shareholders’ equity as “Deferred results”.

Exchange differences arising from the Company’s liabilities in foreign currency assumed to hedge the Company’s net investment in foreign entities are also recorded in the “Deferred Results” account (See note 2.f).

c) Consideration of inflation effects

The Company presents its consolidated financial statements in constant money following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements recognize the effects of the changes in the purchasing power of the Argentine peso through August 31, 1995.  Starting September 1, 1995, under CNV General Resolution No. 272, the Company has interrupted the use of this method and maintained the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA approved the Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended after March 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the Argentine peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in Argentine pesos as of December 2001.  Through the General Resolution No. 415 dated July 25, 2002, the CNV requires that the information related to the financial statements that are to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences, which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.

On March 25, 2003, the Executive Branch of Government issued the Decree No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method was not in accordance with professional accounting standards effective in the City of Buenos Aires, which through Resolution N° 287/03 of the CPCECABA discontinued, the application of the restatement method starting October 1, 2003. The effects thereof do not significantly affect the Company's financial position.

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

The oil and gas exploration and production joint ventures have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements.

Foreign branches have been fully consolidated.

e) Financial statements used

The financial statements of the subsidiaries and companies under joint control as of September 30, 2007 and 2006 and December 31, 2006 or the best available accounting information at such dates, were used for consolidation purposes and adapted to an equal period of time respect to the financial statements of the company.

f) Changes in professional accounting standards

On August 10, 2005, the CPCECABA approved the Resolution CD No. 93/2005, which introduced a series of changes to professional accounting standards. Through General Resolutions Nos. 485 and 487 dated December 29, 2005, and January 26, 2006, the CNV approved the abovementioned changes, which were effective for fiscal years beginning as from January 1, 2006.

The effects of these changes on the shareholders´equity as of December 31, 2005 are described below:

(i)   In calculating the recoverability of Property, Plant & Equipment and certain intangible assets, the recoverable value is considered to be the higher of the net realizable value and the discounted value of the expected cash flows, eliminating the first comparison with the nominal value of expected cash flows.

(ii)  The difference between the inflation-adjusted book value of Property, Plant & Equipment and other non-monetary assets and their tax basis is considered to be a temporary difference that gives rise to the recognition of a deferred liability, which – as provided by CNV General Resolution No. 487 – can either be booked or disclosed in notes to financial statements. The Company’s Management opted to book this effect in order to be consistent with the International Financial Reporting Standards (IFRS).

(iii) The effects of the measurement of the derivative instruments considered to be an effective hedge and the effects of the translation of foreign operations net of the foreign-exchange differences generated by the debt denominated in foreign currency designated as hedge for net investment abroad are no longer disclosed as an item between liabilities and shareholders' equity ("mezzanine account") and, instead, are disclosed in the shareholders' equity.

3. Accounting standards

These consolidated financial statements have been prepared in accordance with the applicable CNV regulations. The CNV regulations differ from Argentine GAAP as follows:

a) The date of discontinuance of the application of inflation accounting provided for in FACPCE Technical Resolution No. 6, as described in note 2.c).

b) The possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.

c) The alternative treatment prescribed in the professional accounting standards in connection with the capitalization of financial costs attributable to certain assets is considered mandatory.

4. Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements are as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at the end of each period.

The summary of accounts denominated in foreign currency is disclosed in Note 22.d).

b) Inventories:

Crude oil stock: at reproduction cost.

Raw materials and Materials: of high-turnover, at replacement cost; of low-turnover, at the last purchase price, restated according to Note 2.c).

Work in progress and finished products relating to refining, distribution, petrochemical and gas and energy activities: at replacement or reproduction cost, as applicable, applied proportionally to the degree of process of the related good in the case of goods in process.

Advances to suppliers: based on the amounts of money delivered.

The carrying amount of these assets does not exceed their recoverable value.

c) Investments:

 Listed Government Securities of designated trading securities: at market value at the end of each period. Any gain or loss due to market fluctuations is reflected in the “Financial income (expense) and holding gains (losses)” account.

Certificates of deposit, loans to partners and to affiliates over which significance influence is exercised: at face value plus accrued interest, according to the specific clauses for each operation. The carrying amount of these assets does not exceed their recoverable value.

Investments in mutual funds: at market value at the end of each period.

Shares — Participation in affiliates in which the Company exercises significant influence: at the equity method. For the determination of the Company's equity in affiliates over which significance influence is exercised, the Company has used financial statements from affiliates as of September 30, 2007 and 2006 and December 31, 2006 or the best available financial information, adapted to an equal period of time.

For the determination of the Company's equity investments in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses and the difference between acquisition cost and book value of affiliates at the time of the acquisition. Cash dividends from affiliates approved by shareholders' meetings held prior to the date of issuance of these consolidated financial statements, which are placed at the shareholders' disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments.

Investments are sated at recoverable value if such value is exceeded using the equity method.

Interest in affiliates in which the Company does not exercise significant influence: at acquisition cost restated according to Note 2.c).

d) Trade receivables and accounts payable:

Trade receivables and accounts payable have been valued at the spot cash estimated at the time of the transaction, plus accrued financial components, net of collections or payments, respectively. The principal amount is equal to the cash price, if available, or the nominal price less implicit interest calculated at the prevailing interest rate on the date of the original transaction.

Trade receivables include billed uncollected services and services rendered but not yet billed as of each period.

The total amount of receivables is net of an allowance for doubtful account. In providing such allowance, the Company evaluates different factors, including the clients’ credit risks, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

e) Financial receivables and payables:

Financial receivables and payables have been valued according to the amounts rendered and received, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time, net of payments or collections.

f) Other receivables and payables:

Other receivables and payables have been valued on the basis of the best estimate of the amount to be collected or paid, respectively, discounted using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities which are stated at face value.

g) Property, plant and equipment:

Property, plant and equipment, except as indicated below, have been valued at acquisition cost restated according to Note 2.c), less accumulated depreciation. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves the condition of the asset and it is probable that future economic benefits, in excess of the originally assessed benefits, will flow to the enterprise or when the expenditure relates to a major repair or overhaul of the asset made to allow the continued use of the asset provided (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.

Property, plant and equipment related to foreign operations were converted into US dollars (functional currency) at their historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective at closing date in accordance with the method for converting foreign operations described in Note 2.b).

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities, in accordance with the Statement of Financial Accounting Standard No. 19 (SFAS N°19), issued by the United States Financial Accounting Standard Board. This method involves the capitalization of:  (i) the cost of acquiring properties in oil and gas exploitation and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of reserves economically exploitable; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.

In accordance with SFAS N°19, exploration costs, excluding exploratory well costs, are expensed during the year in which they are incurred.  Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development.  If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, incorporating prospectively the changes introduced by the interpretation FASB Staff Position 19-1, starting July 2005 such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the company is making sufficient progress in evaluating the economic and operating feasibility of the project.

The cost of Transportadora de Gas del Sur S.A.´s (“TGS”) property, plant and equipment was determined based on the price paid for the acquisition of 70% of TGS´s common stock.  This price was the basis to determine a total value of common stock, to which was added the value of the debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment.  Such value has been restated as explained in Note 2.c)

The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to setting up the facilities that are considered net of any income obtained from the sale of commercially valuable production during the process.

The Company depreciates productive wells, machinery, furniture and fixtures and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost and its recoverability is assessed from time to time on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Estimated future restoration and abandonment well costs in hydrocarbons areas, discounted at an estimated rate at the time of their initial measurement, are included to the cost of the assets and depreciated using the units of production method.  Additionally, a liability at the estimated value of the discounted amount payable is recognized.

The Company estimates its reserves at least once a year. The Company's reserves estimation as of December 31, 2006, were audited by Gaffney, Cline & Associates Inc., international technical advisors. The technical revision covered approximately the 93% of the Company’s estimated reserves.

The Company 's remaining property, plant and equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

The value of property, plant and equipment, does not exceed its recoverable value. Company’s Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds such value.

From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets. To such end, among other elements, the premises that represent the best estimation made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.

In subsequent periods, the reversal of the impairment is analyzed if changes in the assumptions used to determine the asset recoverable value arise. In such a case, the book value of the asset or group of assets is raise to the smaller of: a) the book value that the asset or group of assets would have had if the impairment had never been recognized; and b) its recoverable value.

h) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book values of such assets together with the additional cost do not exceed their respective recoverable values.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company´s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimate of future costs, using currently available technology and applying current environmental regulations as well as the Company´s own internal environmental policies.

i) Income tax, minimum presumed income tax, withholdings on export of hydrocarbons and hydroelectric royalities:

The Company and its subsidiaries estimates income tax on an individual basis under the deferred tax method.

To book the deferred tax balance as of the end of each period, the Company uses the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting measurement of assets and liabilities and the related tax measurement. Temporary differences determine tax assets and liabilities when their future reversal decreases or increases the taxes to be determined, without affecting the compensation of the respective amounts. The Company recognizes a deferred tax asset for an unused tax loss carry forward if, and only if, it is considered probable that there will be sufficient future taxable profit against which the loss can be utilized.

The deferred tax assets and liabilities have been valued at their face value.

The minimum presumed income tax is supplementary to income tax, since while the latter is levied on the year's taxable income, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years. The minimum presumed income tax assets have been valued at its discounted values.

For the operations in Argentina, Venezuela, Brazil, Peru, Ecuador, Bolivia, Austria and España the income tax accrual was calculated at the tax rates of 35%, 50%, 34%, 30%, 36.25%, 25%, 25% and 35% respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with 12.5% withholding income tax.

As regards to the Pichi Picún Leufú Hydroelectric Complex, since 2002 the Company pays hydroelectric royalties of 1% increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a monthly license fee payable to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of hydroelectric royalty.

The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years since March 1, 2002, which was subsequently extended for five years by the Law No. 26.217. The current withholding rate is 5% for refined products and 20% for liquefied petroleum gas (LPG). There is a special withholding regime on crude oil exports, starting at 25% if the price per barrel equals or is less than US$ 32, plus increasing withholdings rates ranging from 3% to 20%, depending on whether the price per barrel of crude oil varies from US$ 32.01 to US$ 45, with a maximum withholding rate of 45% when the price exceeds US$ 45. In the case of natural gas, a rate of 45% is applicable on the gas import price from Bolivia. The effect of such withholdings is deducted from the respective selling prices.

j) Labor costs liabilities:

Labor costs liabilities are accrued in the years in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Energía.

For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables. The amount recognized as liability attributable to such benefits is the addition of the present value of the obligation, net of any actuarial result not recognized and the present value of the assets of the plan, with which the obligations will non-recognized directly canceled.

k) Contingencies:

Correspond to conditions that exist as of the date of the financial statements which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of Petrobras Participaciones's legal counsels and the remaining available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company´s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the loss can be estimated, a liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Significant litigations in which the Company is involved and movements of reserves are disclosed in Note 13.

l) Basic/diluted earnings per share:

The basic earning per share is calculated by dividing the Company’s net income for the period by the weighted average number of shares outstanding during such period, net of the treasury stock. The diluted earning per share is calculated by dividing the Company’s net income for each period by the weighted average number of shares outstanding during such period, net of the treasury stock and the shares deliverable in connection with the Stock Option Plan (see Note 15).

m) Shareholders – equity accounts:

The equity accounts were restated according to Note 2.c), except for “Capital stock” that represents subscribed and paid-in capital.  The adjustment arising from the restatement of the Capital stock is disclosed under the capital “Adjustment to capital stock”.

The account “Treasury stock” relates to shares of the Company owned by Petrobras Energía, and are deducted from the shareholders’ equity at acquisition cost, representing 9,431,210 Class A shares of a face value of P$1, with a cost and book value of 33 and a listed price of 32.

The “Deferred Results” account comprises the temporary differences arising from the measurement of derivative instruments determined to be an effective hedge, and the gain (loss) resulting from the translation of operations abroad, net of the exchange differences generated by the Company’s debts denominated in foreign currency designated as hedge for the net investment abroad (See Note 2.b).

n) Revenue recognition:

Revenues from the sales of crude oil, natural gas and petroleum, petrochemical and refined products, are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignation. Any imbalance between actual and contractual assignation will result in the recognition of a debt or credit according to the actual share in production, whether above or below the production resulting from our contractual interest in the consortium. As of September 30, 2007 and December 31, 2006, gas imbalance liabilities were 6 and 5, respectively, attributable to 124 and 124 million cubic meters, respectively.

Revenues from natural gas transportation under firm agreements are recognized by the accrued reserve of the transportation capacity hired, regardless of the volumes carried. Revenues generated by interruptible gas transportation and by certain liquid natural gas (LNG) production and transportation contracts are recognized at the time the natural gas and the liquids, respectively, are delivered to the customers.  For other LNG production contracts and other services, revenues are recognized when services are rendered.

Revenues from electric power distribution are recognized on the basis of the actual supply of the service, considering the billed portion resulting from periodic power measurements and an estimated amount accrued and not billed for the services supplied from the last measurement to period end. Services accrued and not billed as of period end are determined on the basis of the estimated daily power consumption for the days following the last measurement, based on users’ historical consumption, and adjusted by seasonality or other measurable factors that may have an impact on consumption.

5. Accounting for derivative financial instruments

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of obtained or paid advances.

Changes in the accounting measurement of derivative financial instruments designated as cash flow hedge, which have been designated as effective hedges, are recognized under “Deferred results” in the Shareholders´ equity.  Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statements of income under “Financial income (expense) and holding gains (losses)”.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty percent to one hundred and twenty five percent the opposite changes of the hedged item. In this respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease for the future upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; or (c) the projected transaction does not have a high likelihood of occurrence.  Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Deferred results” should remain there until the committed or projected transactions occurs in the case of (a) and (b) are charged to the statements of income in the case of (c).

The Company makes forward sales of US dollars in exchange for Argentine pesos. During the nine-month periods ended September 30, 2007 and 2006 the Company recognized profits for such contracts in the amount of 0 and 3, respectively. As of September 30, 2007 and December 31, 2006 the face value of effective contracts amounts to US$ 10 million and US$ 18 million, respectively, at the average exchange rate of 3.25 and 3.26 Argentine pesos per US dollar, respectively.

Except for the above-mentioned items, as of September 30, 2007, the Company does not have significant positions in derivatives instruments.

6. Oil and gas areas and participation in joint ventures

As of September 30, 2007, Petrobras Energía and its affiliates were part of the oil and gas consortiums, joint ventures and areas indicated in Note 22.g). As of that date, the aggregate joint ventures and consortium assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income, respectively, utilizing the proportionate consolidation method,  are disclosed in Note 22.h).

The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations under these arrangements.

The production areas in Argentina and Peru are operated pursuant to concession production agreements with free crude oil availability.

According to Law No.17.319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties, or from the product prices prevailing in the domestic market in case the product is subject to industrialization processes.

In Perú, royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at a rate of 13% for prices of up to US$ 23.9 per barrel.  The royalty rate applicable as of September 30, 2007, was 28.8%.  Production of natural gas is subject to a fixed royalty of 24.5%.

In Venezuela, the partially state-owned companies (“mixed companies”) organized for the purpose of continuing with the operation of the areas in such country (see Operations in Venezuela) are subject to royalty payments of 33.33% and, in addition, they are required to pay an amount equivalent to any difference between 50% of the value of oil & gas sales during each calendar year and the addition of royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues. Mixed companies have to sell to Petróleos de Venezuela S.A. (“PDVSA”) all liquid hydrocarbons produced in the delimited area and the associated natural gas (when so provided in the agreement), according to a price formula associated with international benchmarks such as WTS and WTI and Venezuelan basket crude oils.

In Bolivia, pursuant to the terms of the contract signed in October 2006 with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), approved by the National Legislature on November 28, 2006, issued on January 11, 2007 and protocolized on May 2, 2007, Petrobras Energía branch will perform at its own risk and for its own account, in the name and on behalf of YPFB, exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB will own the hydrocarbons, pay royalties and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and will apply the remaining amount to pay, in the first place, the costs and depreciations associated to the development and exploitation of Petrobras Energía branch, and the rest will be shared by YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.

In Ecuador, operation contracts for Block 18 stipulate the free disposition of the oil produced and differential production percentages in favor of the Ecuadorian Government. In the Pata field, the Government receives a production share ranging from 25.8%, if daily production is lower than 35,000 barrels per day, to 29%, if production exceeds 45,000 barrels per day. It is also adjusted depending on a crude oil quality factor. For intermediate production levels an incremental interest percentage within the previously established range is applied. For the operation of the Palo Azul field, the percentages are determined in accordance with a formula that takes into account the final price of the crude produced and the level of total proved reserves. At such respect, if the crude from Palo Azul is sold at less than US$ 15 per barrel, the Government receives about 30% of the crude produced, while, if the price of the crude is US$ 24 or higher, the Government receives about 50% of the production, depending on the crude oil quality factor. For the intermediate price ranges, an increasing scale of price was applied.  The selling price of the Palo Azul´s crude is calculated using as a reference the barrel of WTI after the standard market discount for the Oriente crude.  As of September 30, 2007, the Government's equity interest in the oil produced at the Pata and Palo Azul fields was 25.8% and 50.5%, respectively.

Investment commitments

In Argentina, on account of its interest in the joint ventures in charge of the exploration of Chirete and Hickmann oil areas in the province of Salta, the Company maintains investment commitments for approximately US$ 22 million, which mainly include the execution of seismic surveys.

In relation with its interest in Block 31, in Ecuador, the company has committed to perform an environmental impact study, as well as to registry, process and interpret 120 sq. km of 3D seismic, reprocessing 500 km of 2D seismic and integration with the new 3D seismic and the drilling of an exploratory well, representing an investment of about US$ 16 million.

With respect to its equity interest in the Tierra Negra area, in Colombia, the Company has undertaken an investment commitment for about US$ 7 million. Additionally, the consortium Tibú, where Petrobras Energía has a 30% interest, will invest US$ 40 million.

Acquisition of additional interests in Sierra Chata and Parva Negra (Argentina)

In February 2007, Petrobras Energía acquired from ConocoPhillips its 25.67% and 52.37% interest in Sierra Chata and Parva Negra, respectively. The acquisition was structured through the purchase of Burlington Resources Argentina Holdings Limited, a company organized in Bermuda and holder of the interest mentioned above. This transaction is still pending approval by the applicable regulatory authorities.

The acquisition price was US$77.6 million. Once all formalities concerning regulatory matters have been completed, Petrobras Energía’s interest in Sierra Chata and Parva Negra will increase to 45.5523% and 100%, respectively.

Operations in Ecuador

License of Block 31

A large part of Block 31 is located in Parque Nacional Yasuní, a highly-sensitive environmental area located in Ecuador's Amazon area, which is part of the areas belonging to the National Heritage of Natural Areas, Protective Forests and Vegetation.

In August 2004, the Ecuadorean Ministry of the Environment approved the Environment Management Plan for the development and production of Block 31 and granted an environmental license for the Nenke and Apaika fields for the project of the construction phase. In addition, in August 2004, the Ministry of Energy and Mining approved the Block 31 development plan, which started the 20-year exploitation period. The concession agreement in Block 31 foresee the free produced crude oil availability.

On July 7, 2005, the Ministry of the Environment decided not to authorize the beginning of certain construction works on the Tiputini River (boundary of Parque Nacional Yasuní) and denied the entrance to Parque Nacional Yasuní.  This suspension prevents from continuing the development works in Block 31.  Petrobras Energía Ecuador submitted to the Ministry of the Environment and the Ministry of Energy and Mining changes to Block 31 development plan and a new environmental impact study, which was approved in December 2006. In February 2007, as a step prior to the issuance of the new license, the Ministry of the Environment ordered the closing of the non-conformities relating to the original environmental license.

On October 19, 2007 the Ministry of the Environment revoked the previous license and on October 22, 2007 issued the new environmental license, which will allow the block development works to be restarted.

Crude Oil Transportation Agreement with Oleoductos de Crudos Pesados Ltd. (OCP)

In relation with the development and exploitation of Blocks 31 and 18, the Company has executed an agreement with OCP, whereby it has guaranteed an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003.

The type of transportation agreement is “Ship or Pay”. Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, at a rate that covers OCP operating costs and financial services, among others.  As of September 30, 2007 this figure amounted to US$ 2.17 per barrel.

The costs for the transportation capacity are billed by OCP and charged monthly to expenses. Hence, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used is disclosed in the “Other operating expenses, net” line.

The Company estimates that during the effective term of the “Ship or Pay” transportation agreement the crude oil produced will be lower than the committed transportation capacity. This presumption is based on the present assessment of the potentiality of the Block 31’s reserves and on its estimated graduality for development. Considering this situation, and for the purpose of mitigating the resulting effects, the Company negotiates committed transportation capacity volumes periodically. As of September 30, 2007, the Company sold a portion of this transportation capacity (at an average amount of 8,000 barrels a day from July 2004 to January 2012 and 16,000 barrels a day during two years starting from May 2006). The net deficit impact is considered for the purpose of analyzing the recoverability of Ecuador’s assets.

In order to guarantee the compliance with the Company’s financial commitments related to the “Ship or Pay” transportation agreement and OCP’s related business obligations, the Company issued letters of credit. These letters of credit, with maturity date of December 2018, are required to remain effective until the abovementioned commitments expire. As of September 30, 2007 the Company issued letters of credit for a total amount of about US$ 109 million. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, the amounts due must be deposited in cash.

Agreement with Teikoku Oil Co. Ltd.

In January 2005, Petrobras Energía entered into a preliminary agreement with Teikoku whereby, after obtaining approval from the Ministry of Energy of Ecuador, Petrobras Energía will transfer 40% of its rights and interest in Blocks 18 and 31 and Teikoku will assume the payment of 40% of the crude oil transportation agreement entered into with OCP.

On January 11, 2007 the Ecuadorian Ministry of Mining approved the agreement. As a result of such authorization, the parties are performing the necessary formalities, including obtaining the amendments to these participation agreements that must be subscribed by Petroecuador, for Teikoku to be included as partner in such agreements.

Once these amendments have been made, the economic terms and conditions of the beforementioned transaction will become effective.

Operations in Venezuela

In April 2005, the Venezuelan Energy and Oil Ministry (“MEP”) ordered PDVSA to review the thirty-two operating agreements signed by PDVSA’s affiliates from 1992 through 1997 with oil companies, including the agreements signed with Petrobras Energía, through its subsidiaries and affiliates in Venezuela, to operate the exploitation of Oritupano Leona, La Concepción, Acema and Mata areas. These instructions established that all the necessary measures shall be taken to convert all operating agreements currently effective into mixed companies in which the Venezuelan Government would hold an ownership interest of over 50% through PDVSA.

In March 2006, Petrobras Energía, through its subsidiaries and affiliates in Venezuela, signed with PDVSA and with Corporación Venezolana del Petróleo S.A. (CVP) respective Memorandums of Understanding (MOU) for the purpose of migrating the operating agreements. The abovementioned MOUs provided that the equity interest of private partners’ equity interests in such mixed companies would be of 40%, with the remaining 60% to be held by the Venezuelan government. The MOUs provided that migration had economic effects as from April 1, 2006.

As a consequence of the above mentioned, the direct and indirect equity interests of Petrobras Energía in the mixed companies operating the areas Oritupano Leona, La Concepción, Acema and Mata are 22%, 36%, 34.5% and 34.5%, respectively. Additionally, CVP recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies with respect to Petrobras Energía's equity interest amounting to US$ 88.5 million, which does not accrue interests and could be applicable to the payment of acquisition bonds in the framework of any new mixed-ownership company project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. As of September 30, 2007 and December 31, 2006, the credit value totals 181 and 180, respectively, net amount of impairment charges of 95 and 92.

In August 2006, conversion agreements were subscribed, with terms and conditions consistent with those provided in the MOUs. Subsequently, Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A. were settled and registered with the Board of Trade of Venezuela, and the Venezuelan Executive Branch issued the decrees for the transfer of rights to the first three companies and the respective shareholders made the required capital contributions. During the period December 2006-March 2007 upon transfer of vendor agreements and payroll, among other things, transfer of operations to mixed companies was completed and operations have been conducted by the mixed companies themselves.

From April 1, 2006 and until the mixed companies became operative, operations were temporarily conducted by an executive committee mainly composed of PDVSA representatives.

In accordance with the corporate and governance structure established for mixed companies, as from April 1, 2006, the Company discontinued the consolidation on a line by line basis of assets, liabilities, income (losses) and cash flows of operations. Accordingly, the Company’s interest in shareholders’ equity and related net income (losses) are recorded under non-current investments and equity in earnings of affiliates, respectively.

The new operating conditions prevailing as from the conversion of the operating agreements had an adverse impact on the value of the assets in Venezuela. As of December 31, 2006 and 2005 the Company recorded impairment charges of 186 and 424, respectively, in order to adjust the investments’ value to their estimated recoverable value.  As of September 30, 2007 the book value of the investments in mixed companies, net of impairment charges, is 2,600.

The recoverability of investments is highly sensitive to crude oil price volatility, to changes in economic, social and regulatory issues in Venezuela and particularly to the business plans outcome. As of the date of issuance of these financial statements, the scopes of such companies’ business plans are being evaluated. Decreases in crude oil prices, fluctuations in the economy and measures adopted by the Venezuelan government and/or a narrower approach for the development of such companies’ reserves, could adversely affect the evaluation of the recoverability of the investments in mixed companies and consequently, the Company’s results.

Mixed companies do not issue quarterly financial statements. Therefore, the Company recorded its interest on the mixed companies’ earnings for the nine-month period ended September 30, 2007 on the basis of the best available information which was provided by the managements of such companies. Entries made of the facts and circumstances described above may differ from those required once those facts and circumstances have been defined.

During 2007 third quarter, Petrobras Energía received cash dividends from Petroritupano S.A. and Petrowayú S.A. for 149.

7. Credit risk

The Company provides credit lines in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.

Sales for the nine-month periods ended September 30, 2007, were mainly performed to Petrobras International Finance Co. and Petroperú Petróleos del Perú S.A, representing about 13% and 8%, respectively, of total sales for such periods, before deducting export withholdings.

Sales for the nine-month periods ended September 30, 2006, were mainly performed to Petroperú Petróleos del Perú S.A., Petróleos de Venezuela S.A., Petrobras International Finance Co. and ENAP, representing about 8%, 4%, 3% and 3%, respectively, of total sales for such period, before deducting export withholdings.

As a result of the Company´s business and sale locations, the portfolio of receivables is well diversified, and, therefore, the Company’s Management considers that such diversification makes the credit risk moderate. The Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

8. Inventories

     The breakdown of current and non-current inventories is as follows:

9. Investments, equity in earnings of affiliates and dividends collected

The breakdown of current and non-current investments, the equity in earnings of affiliates and dividends collected, are as follows:

a) Investments

b) Equity in earnings of affiliates

c) Dividends collected

I. Investment in companies over which joint control or significant influence is exercised and which are subject to transfer restrictions:

a) Distrilec:

Distrilec is able to change its equity interest and sell its shares of Edesur S.A. (“Edesur”) only with the approval of the ENRE (Federal Power Regulation Authority).

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain pledged to guarantee the compliance with the obligations undertaken in the Concession Agreement.  This pledge in no way limits the exercise of financial and voting rights associated with the Edesur shares.

On February 27, 2007, Petrobras Energía contributed to Petrobras Electricidad de Argentina S.A (“PEDASA”) 179,301,752 common shares of Distrilec, representing 36% of the capital stock of such company. On the same date, Petrobras Energía Internacional S.A. made a contribution of 12,278,876 common shares of Distrilec to PEDASA, representing 2.5% of the capital stock. PEDASA’s Board of Directors accepted the contributions made by Petrobras Energía S.A. and Petrobras Energía Internacional S.A. in shares of Distrilec in the amount of 500. PEDASA’s Special Shareholders’ Meeting held on February 27, 2007 approved the capital stock increase capitalizing the contributions made by the shareholders.

As of September 30, 2007, interest in PEDASA is valued at 389, which includes 134 attributable to adjustments to eliminate intercompany results.

b) CIESA:

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. (“TGS”), may not sell their Class “A” shares representing 51% of CIESA¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

c) Citelec:

Upon obtaining approval by the Comisión Nacional de Defensa de la Competencia (CNDC, Argentine anti-trust authorities) for the acquisition by Petrobras Participaciones SL of a majority shareholding in Petrobras Energía Participaciones S.A., Petrobras Energía assumed the irrevocable and unilateral commitment to divest all its ownership interest in Citelec, without a fixed term, in conformity with Law No. 24,065 of the regulatory framework for the electrical power sector and the concession contract thereof of its controlled company “Compañia de Transporte en Energía Eléctrica en Alta Tensión Transener S.A.”. The commitment was taken into account by the Department of Competition, Deregulation and Consumer Defense when approving the change in the ownership interest.  The commitment should be overseen by the Argentine Electrical Power Regulatory Agency and approved by the Argentine Energy Department.

Pursuant to such commitment, in August 2006 Petrobras Energía entered into an agreement with Eton Park Capital Management (Eton Park) for the sale of Petrobras Energía´s 50% interest in Citelec. On February 9, 2007 the Argentine Antitrust Commission rejected the transaction and resolved to set aside the proceedings on the grounds that Eton Park Capital Management did not meet the divestment requirements to fulfill such divestiture commitment. As a result, the stock purchase agreement was terminated.

As a consequence of the resolution adopted by the governmental authorities, at the meeting held on July 19, 2007 Petrobras Energía’s Board of Directors considered and accepted an offer from Energía Argentina S.A. (Enarsa) and Electroingeniería S.A. which proposed to carry out the transaction in legal, economic and financial terms and conditions identical to those offered by Eton Park Capital Management. On such date, Petrobras Energía signed a contract for the transfer of its 50% equity interest in Citelec to Enarsa and Electroingeniería S.A., on a 50/50 percent basis and at a fixed price of US$54 million, plus an earn out related to the result of the comprehensive rate review determined for its controlled companies Compañía de Transporte en Energía Eléctrica en Alta Tensión Transener S.A. and  Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires S.A., applicable up to June 30, 2008.

Transfer of Citelec’s shares is subject to governmental authorizations, which, as of the date of these financial statements, have not been yet obtained.

d) Yacylec S.A. (“Yacylec”) (See Note 9.I.c):

Yacylec’s Class “A” shares will remain pledged during the term of the concession, as a guarantee for the compliance with the obligations undertaken under the Concession Agreement. Any transfer of shares requires ENRE’s prior authorization.

On July 19, 2007, Petrobras Energía signed with Electroingeniería S.A. a stock purchase agreement for the transfer of its 22.22% interest in Yacylec, which will be performed at a fixed price of US$ 6 million.

As the remaining shareholders of Yacylec did not exercise their preemptive acquisition right, as of the date of these financial statements only the required ENRE’s approval is outstanding.

II. Situation of the interests in public utility companies

The scenario after the enactment of the Public Emergency Law significantly changed the financial equation of public utility companies.  Particularly, the tremendous effect of the devaluation, within a context of remained fixed revenues, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of companies, as well as their ability to comply with certain loan agreement clauses.

During 2002, CIESA, TGS and Transener suspended the payment of their financial debts. TGS and Transener restructured their financial debt through their own processes, which were accepted by about 99.8% and 98.8% of the related creditors, respectively. In September 2005, CIESA signed an agreement to restructure its financial debt with all its creditors.  The materialization of the restructuring is subject to certain approvals by the regulatory authorities. CIESA has prepared its financial statements assuming that it will continue as a going concern, therefore, those financial statements do not include any adjustment that might result from the outcome of the uncertainties arising from such debt restructuring process.

The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interests and access to services, (iv) the safety in the system involved, and (v) companies´ profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that the Ministry of the Economy renegotiate the agreements executed with public utility companies. The UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003.  This agency reports to the Ministries of Economy and Production, and of Federal Planning, Public Investment and Services.  The UNIREN took over the work of the Renegotiation Commission and its aim is to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments, among other things.

In July 2004, the UNIREN made a proposal to TGS in order to adjust the license contractual terms, which stipulates, among other issues, a 10% rate increase effective as from 2005 as well as a comprehensive rate review effective as from 2007 and the waiver by TGS and its shareholders to claims based on the emergency situation under Law No. 25,561 before the agreement effective date, and to hold the Argentine Government harmless against any claim that may proceed based on the same grounds.

Considering that the proposal does not reflect the outcome of the meetings held with the UNIREN, TGS requested to continue with the negotiation process so as to reach a comprehensive agreement during the first half of 2005.

On April 27, 2005, the public hearing called by the UNIREN was held to analyze the proposal made on July 2004.  During such meeting, the UNIREN repeated its 10% increase proposal and proposed to bring forward the comprehensive rate review process so that the new rate charts will take effect during 2006. TGS stated which features of the original proposal should, in its opinion, be improved and that it was willing to continue negotiating its terms.

In June and November 2005, TGS received two new proposals from the UNIREN, which were made in conformity with the previous one and incorporated as a new requirement that TGS and its shareholders shall waive any future claim related to the PPI rate (United States Producer Price Index) adjustments that were not applied in 2000 and 2001. TGS answered these proposals and stated that the original 10% increase was not sufficient and, jointly with Petrobras Energía, agreed not to make any claims and file any appeals and actions in an arbitration tribunal or an administrative or judicial court in Argentina or abroad, provided that a renegotiation agreement was reached. In addition, the other shareholder in CIESA (ENRON), which filed a claim against Argentina with the International Centre for Settlement of Investment Disputes (ICSID), reported that they would only consider waiving in case it be fairly compensated. During 2006, the UNIREN submitted two proposals to TGS with guidelines identical to those established in previous proposals.

In May, 2005, Transener and Transba signed memorandums of understanding with the UNIREN, which included the terms and conditions that form the bases for the comprehensive renegotiation agreement regarding both companies’ concession contracts. After fulfilling several steps, the memorandums of understanding were ratified by the Executive Branch in November 2005.

In June 2005, Edesur signed a letter of understanding with the UNIREN as part of the renegotiation process involving the related concession contract. Based on this letter of understanding, in August 2005, the parties signed a memorandum of understanding that includes, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, they shall be the substantive basis for amending the concession agreement.

The document established that as from the execution of the letter of understanding through June 30, 2006, a complete rate review would be performed, which would allow fixing a new rate system effective August 1, 2006, and for the following five years. Also, it established a transition period for which the following was agreed upon: (i) a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; (ii) a mechanism to monitor costs, which allows for reviewing rate adjustments; (iii) restrictions on dividends distribution and debt interest payment during 2006; (iv) investment commitments for 2006; (v) service provision quality standards; and (vi) restrictions to Distrilec to modify in its interest or sale its shares in Edesur.

As a preliminary condition for the Executive Branch to ratify the Memorandum of Understanding, Edesur and its shareholders suspended all pending claims based on the measures resolved as from the emergency situation established by Public Emergency Law in connection with the concession agreement.

The Memorandum of Agreement (MOA) was ratified by the Executive Branch on December 28, 2006. According to ENRE Resolution No. 50/2007 published in the Official Gazette on February 5, 2007, the values stated in Edesur’s Rate Schedule and resulting from the Interim Rate Schedule provided for in the MOA became effective on February 1, 2007.

As a consequence, a 23% increase is applied on the Company’s own distribution costs (not affecting T1R1 and T1R2 residential rates), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% is also applied on the beforementioned distribution costs for the execution of a work plan. In addition, the ENRE authorized to apply to the beforementioned costs, effective May 1, 2006, the 9.962% positive variation in the cost monitoring system indexes provided under the MOA. The ENRE provided that the amounts resulting from the application of the Interim Rate Schedule for consumptions accrued between November 1, 2005 and January 31, 2007, be invoiced in 55 equal and consecutive installments. Edesur estimated these amounts at 237. Pursuant to Resolution No. 433/2007 issued by the Secretary of Energy on April 30, 2007 and published in the Official Gazette, the transition period and its effects are postponed until enforcement of the Comprehensive Rate Review estimated for February 2008.

As of September 30, 2007 the book value of the equity interests in CIESA, Distrilec and Citelec amounted to 216, 541 and 167, respectively (net of adjustments made to adapt Ciesa, Distrilec and Citelec’s valuation method to those of the Company of (231), (92) and (86), respectively, and 51 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest). As of December 31, 2006, the valuation of the equity interests in CIESA, Distrilec and Citelec amounted to 210, 509 and 167, respectively (net of adjustments made to adapt  Ciesa , Distrilec and Citelec’s valuation method to those of the Company of (239), (104) and (86), respectively, and 56 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest).

As of September 30, 2007 and December 31, 2006 the valuation of CIESA includes 110 corresponding to the transfer to Enron of its interest in TGS (See Section III). The book value of the equity interest in Citelec was disclosed net of a valuation allowance of 35, to state it at its recoverable value.

The book value of the equity interests does not exceed their recoverable value. To estimate the recoverable value of the investments in CIESA, the Company’s Management privileges the measure regarding the listed price of TGS’s shares, as it considers that the use of the related values in use is severely subject to the uncertainties of the continuity of the rate renegotiation process with the Federal Government and the CIESA’s financial debt renegotiation. In estimating the respective cash flows, which is necessary for estimating the values in use, this uncertain situation entails structuring and analyzing several possible scenarios for future projections, weighing extremely subjective likelihood of occurrence, which condition the appropriateness and reliability of the resulting values. In the estimation of the recoverable value of the investment in Distrilec, Management considered the mentioned effect of the letter of understanding signed by Edesur with the UNIREN. The estimation of the recoverable value of the investment in Citelec, is based on the probable net realizable value (See Note 9.I.c).

III. CIESA´s Master Settlement Agreement and Mutual Release Agreement

In April 2004, the shareholders of CIESA celebrated a master settlement agreement whereby Petrobras Energía and Enron will reciprocally waive any claming right arising from or related to certain agreements executed by such groups in connection with their interests in CIESA and TGS.  The terms of the Master Agreement included the transfer of the technical assistance agreement to Petrobras Energía, which was materialized in July 2004.  In addition, to provide the necessary flexibility to make progress in restructuring CIESA’s financial debt, the Master Agreement established certain share transfers in two successive steps.

As a first instance, and after the relevant regulatory authorities’ approvals, on August 29, 2005, Enron transferred 40% of its shares in CIESA to a trust fund and, at the same time, Petrobras Energía and its subsidiary, Petrobras Hispano Argentina S.A., transferred Class B shares of TGS (representing 7.35% of TGS’s capital stock) to Enron.

In a second stage, pursuant to the terms of CIESA's financial debt refinancing agreement entered into in September 2005, once the appropriate approvals are obtained from Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency) and Comisión Nacional de Defensa de la Competencia (Anti-trust authorities), CIESA will deliver about 4.3% of the Class B shares of TGS to its financial creditors as a partial debt repayment. These shares will be, afterwards, transferred to Enron in exchange for the 10% remaining shares held by the latter in CIESA. Creditors will capitalize the financial debt balance.

The records were sent by the National Gas Regulatory Entity to the UNIREN to expedite a decision in any matter within its jurisdiction. It concludes on January 2007, and to date the proceedings are pending to solve by ENARGAS.

Once the debt restructuring is completed (Note 10.V), considering that in addition to the share transfers mentioned above the fiduciary ownership of the shares held in CIESA by the trust fund will be transferred to Petrobras Energía and Petrobras Hispano Argentina S.A. and new shares will be issued for the benefit of creditors, CIESA’s capital stock structure will be as follows: (i) Class A shares directly and indirectly held by Petrobras Energía S.A., representing 50% of the capital stock and votes in CIESA; and (ii) Class B shares held by the financial creditors of CIESA, representing the remaining 50% of the capital stock and votes in CIESA.

Considering the progress made in renegotiating CIESA’s debt and the favorable expectations regarding its outcome, which would result in an increased value of the equity interest in CIESA, the Company computed the book value of the interest in TGS transferred to Enron as part of the valuation of its equity interest in CIESA, which is presented as non-current investment.

IV. Petrobras Bolivia Refinación S.A.

In May 2006, the Bolivian Government issued the Supreme Decree No. 28,701, thus establishing what it calls "the nationalization of oil and gas".

The abovementioned decree also provides that the Bolivian Government shall recover full participation in the entire oil & gas production chain, and for this purpose provides, among others, the necessary actions to be taken for YPFB to control at least 50% plus one share in a group of companies, among which was Petrobras Bolivia Refinanción S.A.

Within this framework, on June 25, 2007, Petrobras Energía S.A. through its subsidairy Petrobras Energía Internacional S.A. signed an agreement for the sale to YPFB of its interest in Petrobras Bolivia Refinación S.A. The sale price amounted to U$S55 million, generating a gain of 44 shown in “Other (expenses) income, net” (Note 17.d).

V. Hidroneuquén S.A.

On January 17, 2007, Petrobras Energía subscribed a stock purchase agreement with a consortium composed of Merril Lynch, Pierce, Fenner & Smith Inc. and Sociedad Argentina de Energía S.A., for the sale of its 9.19% interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Aguila S.A.´s capital stock. The stock purchase price provided under the terms and conditions of the agreement was US$ 15 million, implying a gain of 23, recorded in “Other (expenses) income, net” (Note 17.d).

10. Financing

The detail of financial debt as of September 30, 2007 and as of December 31, 2006, is as follows:

I. Petrobras Energía’s Global Program up to U$S 2.5 billion of nonconvertible notes

Petrobras Energía S.A. maintains a global corporate bond program, for the term of five years counted starting May 5, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program of US$ 2.5 billion or its equivalent in other currency.

The establishment of the Program was authorized by Certificate No. 202, dated May 4, 1998, Certificate No. 290, dated July 3, 2002 and Certificate No. 296 dated September 16, 2003, of the CNV.

As of September 30, 2007, the following classes of corporate notes under this program remained outstanding:

- Class H, for a face value of US$ 181.5 million maturing in May 2009, at a 9% annual rate.

- Class I, for a face value of US$ 349.2 million maturing in July 2010, at a 8.125% annual rate.

- Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of face value – settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at the nine-month periods LIBOR plus 1%.  As of  September 30, 2007 US$ 87.4 million of this class remain outstanding.

- Class Q, for a face value of US$ 3.81 million, with two principal amortization installments: the first equivalent to US$ 0.398 million settled on the same day of issuance, April 25, 2003, and the remaining in April 2008, at an interest rate of 5.625%.

- Class R, for a face value of US$ 200 million, maturing in October 2013, at a 9.375% annual rate.

- Class S, for a face value of U$S 300 million, due May 2017, at an interest rate of 5.875% p.a. Interest will be payable semiannually and principal will be repaid in a single installment at maturity. Class S notes are supported by a Standby Purchase Agreement provided by Petrobras, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Energía in connection with Class S notes, Petrobras shall purchase the rights of noteholders to receive payments of notes.

The proceeds from the issuances of the corporate notes under the Global Program were used to refinance liabilities, increase working capital, perform capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

Liabilities arising from the issuances are disclosed net of the issuance discounts to be accrued. The incurred costs for such issuances were deferred at the time of each issuance and are included in Prepaid expenses and interests within the “Other receivables” account.

II. Cross default covenants

Class H, I, N, Q, R and S notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of Petrobras Energía or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

Moreover, certain loan agreements include cross default covenants, whereby the lending bank shall declare all the amounts owed as due and payable, if any debt of Petrobras Energía is not settled upon the maturity date, provided that those due and unpaid amounts exceed the amount of US$ 10 million or 1% of Petrobras Energía’s shareholders’ equity in relative terms, upon those maturities.

As of the date of these consolidated financial statements, Petrobras Energía has complied with all terms and conditions contained in the loan agreements and notes.

III. Financing of the Genelba Electric Power Generation Plant

The investment was financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. These loans may be settled in advance at any time, at Petrobras Energía’s discretion. As of September 30, 2007 the amounts outstanding from the financing of the plant were US$ 4 million, of which US$ 2.5 million approximately is related to a contract which contains restrictive covenants, including a restriction on selling or leasing more than 40% of the plant during the period in which the debt is outstanding.

IV. Edesur Indebtedness

Edesur maintains a global corporate bond program for the term of five years counted starting October 14, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program of US$ 450 million or its equivalent in other currency.

As of September 30, 2007, the following classes are outstanding under such global program:

- Class 6 for a face value of 80, at a minimum 4% variable interest rate p.a. calculated on the basis of a reference rate published by the BCRA, plus a 3% differential margin p.a. As of September 30, 2007, 20 remain outstanding under this Class.

- Class 7 for a face value of 165, with five semiannual principal repayments of 33 as from June 2010, at an interest rate of 11.75% p.a.

Proceeds from the issuances of notes have been applied to refinancing of liabilities and improving working capital.

In addition, Edesur has signed loan agreements with banks. Some of Edesur’s loan agreements contain cross-default clauses, whereby lending banks may declare all owed amounts as due and payable in the event that any debt was not settled in due time, provided that such amounts due and payable exceeded those stipulated in the agreements. Some of these agreements also contain cross-acceleration clauses, whereby lending banks may declare all owed amounts as due and payable in the event that Edesur was required to pre-settle any other debt stipulated in the agreements. As of the date of these consolidated financial statements Edesur has complied with all terms and conditions contained in the loan agreements.

V. CIESA and TGS indebtedness

In the wake of the new Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law (see Note 9.II “Situation of the interest in public utility companies”), CIESA did not pay at maturity, in April 2002, the principal and the last interest installment upon maturity or cap and collar agreements. Consequently, CIESA´s indebtedness included pursuant to the proportional consolidation, in the amount of US$ 281 millions, has been disclosed in the “Short-term debt” line.

In September 2005, CIESA signed an agreement to restructure its financial debt with all its financial creditors. In view of the agreement reached, CIESA refinanced the debt for an amount of about US$ 23 million at a 10-year term and, once approvals are obtained from the Argentine Gas Regulatory Agency and the Argentine Committee for Competition Defense, it will provide its financial creditors with about 4.3% of TGS’s Class “B” common shares and will capitalize the remaining debt by issuing shares in favor of creditors. CIESA’s financial statements were prepared using the on going concern basis of accounting and therefore such financial statements do not reflect any adjustment that may derive from the solution of uncertainties resulting from the debt restructuring process.

As of September 30, 2007, TGS´s financial debt is mainly attributable to the issuance of notes in the amount of US$500 million under the 2007 Global Program, for an amount of up to US$650 million, authorized by the CNV on January 18, 2007.

Between May and June 2007, TGS successfully concluded the refinancing of its debt through the issuance of US$ 500 million notes under 2007 Global Program, and prepayment of its previous debt through an offer for the purchase of notes, redemption of notes not subject to the purchase offer and prepayment of loans with the Banco Interamericano de Desarrollo (BID).

The notes are due May 14, 2017 and bear interest at a fixed rate of 7.875% p.a. Principal will be repaid in four equal installments of US$125 million each, due May 14, 2014, 2015, 2016 and 2017.

Pursuant to the financing agreements executed in connection with the debt restructuring, TGS is required to comply with a series of covenants, which include, among others, restrictions on debt issuance, new investments, sale of assets, payment of technical assistance fees and dividend distributions.

As of the date of these financial statements, TGS has complied with the above mentioned covenants.

VI. Detail of long-term debt

Long-term debt as of September 30, 2007 is made up as follows

:

(*) Average rate.

The maturities of long-term debt as of September 30, 2007 are as follows:

11. Fund for the investments required to increase the electric power supply in the electric wholesale market (FONINVEMEM)

Through Resolution No. 712/04, the Energy Department created the FONINVEMEM I for the purpose of increasing the supply of electrical power generation in Argentina.

Petrobras Energía participated in this fund through the contribution of 65% of the credit balances recorded in 2004-2006 resulting from the spread between the sales price of energy and the variable generation cost. The total contribution by all wholesale electric market private creditors is estimated at US$ 520 million, of which Petrobras Energía contributed US$ 41 million.

Petrobras Energía, as well as the other electric wholesale market (MEM) creditors, will be reimbursed the amounts contributed to FONINVEMEM I, converted into US$ and adjusted at a rate of LIBO + 1% p.a., in 120 monthly installments out of the funds received from the trusts during the effective term of the the supply of energy agreement entered into with CAMMESA.

Through Resolution No.564/07, the Secretary of Energy requested MEM agents to participate in FONINVEMEM II with the purpose of complementing financing of FONINVEMEM I.

Petrobras Energía participates in the creation of the fund through the contribution of 50% of the credit balances recorded in the 2007 resulting from the spread between the sales price of energy and the variable generation cost. The total contribution by MEM creditors is estimated at US$ 350 million, of which Petrobras Energía would contribute approximately US$ 25 million.

Resolution No. 564/07 provided for three alternatives for the reimbursement of the contributed funds. Those who only participate in FONINVEMEM II would choose to either: (i) be reimbursed, converted into US$ and adjusted at a rate of LIBO + 2% p.a., in 120 monthly installments, without any equity interest in the new power plants or (ii) withdraw all funds contributed to FONINVEMEM II and apply them to new power generation projects under the condition of, at least, quadruplicating the original contribution to FONINVEMEM II with the new investment, in which case the amounts will be disbursed as from April 2008 based upon work progress. The third alternative applies to those additionally choosing to participate in the remaining financing for the construction of the power plants, in which case funds contributed will be reimbursed to participants under the same terms as those stated for FONINVEMEM I and will additionally receive an equity interest in the new power plants.

On October 17, 2005 and under the terms of Resolution No.1.193 issued by the Secretary of Energy, Petrobras Energía and other MEM creditors formally announced their decision to manage the construction, operation and maintenance of two power plants of at least 800 MW each. The power plant is scheduled to start operating in open cycle in the first semester of 2008 and the closing of the combined cycle by the end of 2008. Construction costs of both plants are estimated at approximately US$1,300 million to be funded with the contributions to FONINVEMEM I and II, and the remaining balance with an additional specific charge imposed to users and with contributions by the National Government.

For the purchase of equipment and the construction, operation and maintenance of the power plants, two trusts funds were created within the scope of CAMMESA. The funds related to FONINVEMEM and the specific charge will be deposited with the trusts funds. Procurement of the equipment, construction, operation and maintenance of each power plant will be performed by Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will act as agents of the respective trusts funds. These power plants will enter into electricity supply agreements with CAMMESA for a term of 10 years for the 80% of the energy generated, at a price that will allow to cover costs and FONINVEMEM reimbursements, the companies being able to freely dispose of the remaining 20% of energy generated. Upon expiration of the supply agreements, ownership of the assets held in trust will be transferred to the power generation companies.

12. Income tax and deferred tax

The Company’s income tax expense disclosed in the Consolidated Statements of Income and deferred tax balances were comprised as follows:

(1) 215 are disclosed in the non-current “Other receivables” line and 1,459 in the non-current “Taxes payable” line.

(2) 311 are disclosed in the non-current “Other receivables” line and 1,451 in the non-current “Taxes payable” line.

(3) Management evaluates the recoverability of tax loss carryforwards and the remaining differences taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversions of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis.

The reconciliation of the income tax at the statutory rate of 35% to the tax provision, (before taxes and the minority interest in the subsidiary’s income), is as follows:

Tax loss carryforward may be used through the dates indicated below:

13. Contingencies, allowances and environmental matters

Movements of reserves for contingencies and allowances were as follows:

(1) Recorded in “Financial income (expenses) and holding gain (losses)”

(2) Recorded in “Other Operating expenses net”

(3) The net effect was recorded in the “Income tax” caption

(4) It includes (38) recorded in “Other expenses net” and 5 in “Other operating expenses, net”

(5) Recorded in “Cost of sales” as “Depreciation of property, plant and equipment”

(6) It includes 72 recorded in “Cost of sales”, 18 in “Financial income (expenses) and holding gain (losses) and 43 reclassified from non-current

(7) It includes 65 recorded in “Cost of sales” and 43 reclassified to current

a) Environmental matters

The Company is subject to extensive environmental regulations in Argentina and in the other countries in which it operates. Petrobras Energía Participaciones´ management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced, including remediation commitments assumed. The Company has not incurred in any material pollution liabilities as a result of its operations to date. The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Participaciones’ business.

b) Oil Royalties – Province of Neuquén

Through Decrees Nos. 225/06 and 226/06, issued in February 2006 and effective March 1, 2006, the Government of the Province of Neuquén provided that oil royalties are to be calculated and paid considering as reference the international price of crude oil (WTI), while gas royalties are to be calculated and paid on the basis of the average price at the border of natural gas imported from Bolivia.

In April 2006, Petrobras Energía filed a declarative judgment action and requested provisional remedies from Federal Court No. 1 of the Province of Neuquén, specifically requesting the court to declare that, in accordance with the applicable legal provisions, the royalties for oil and gas concessions awarded by the Federal Government should be calculated and paid as provided by Law No. 17,139 and the regulations issued by the Argentine Secretary of Energy in its capacity as enforcement agency and, hence, that the Company is not subject to Decrees Nos. 225/2006 and 226/2006 or to any other provincial regulation issued or to be issued in the future that departs from, alters or amends the provisions of Law No. 17,319 and the related regulations issued by the Secretary of Energy in its capacity as enforcement agency of said Law.

The Federal Court No.1 of the Province of Neuquén resolved it may not hear the case in the first instance on the grounds of lack of jurisdiction and the record was sent to the Federal Court of Appeals of General Roca which in October 2006 resolved that the Argentine Federal Supreme Court of Justice had to hear the case upon the exercise of original jurisdiction. The record was sent to the Supreme Court in November 2006.

The Company has sufficient grounds to believe that the amount claimed by the Province of Neuquén is inadmissible and, consequently, these financial statements do not recognize any effect that may derive from the amount claimed by the Province, which according to the Province’s estimation would be approximately 67.

c) Value-added tax on operations in Ecuador

On December 12, 2006, Ecuadortlc S.A. signed with the Ecuatorian Tax Authority (SRI), the Attorney General’s Office (Procuradoría General del Estado) and Petroecuador, a Memorandum of Agreement for the quantification and assessment of the VAT paid on the acquisition of goods and services for the exploration and production of hydrocarbons in Block 18. The agreement provides the basis for the refund of credits accrued. This criterion will be effective until the parties renegotiate the share of the block production for the application of such tax.

Since as of the date of these financial statements the Company has not started similar negotiations relating to the refund of tax credits for VAT in connection with Block 31, and in spite of considering that the Company is entitled to such refund, whether by the SRI o by renegotiating its share in of oil production, since at the time of determining the respective shares in of oil production in the block the export of goods and the rendering of services were not subject to VAT, as of September 30, 2007 the Company recorded an allowance of 50 related to these receivables.

d) Amendment to Ecuador’s Hydrocarbons Law

In April 2006, the Ecuadorian Government approved an Amendment to the Hydrocarbons Law (Law No.42/2006) which recognizes in favor of the Ecuadorian Government a minimum 50% interest in the extraordinary income from increases in the sales price of Ecuadorian crude oil (average monthly effective FOB sales price) with respect to the average monthly sales price for this crude oil as of the date of execution of the relevant agreements, stated in constant values as of the month of settlement.

In July 2006 the respective regulations for the practical application of the law were issued, as a result of which Ecuadortlc S.A. and Petroecuador set forth differences as in  their respective interpretation. In order to put an end to the resulting uncertainty and at the petition of Ecuadortlc S.A.’s request, Petroecuador requested Ecuador´s Attorney General (“Procurador General del Estado”) to issue a decision in that respect.

On October 12, 2006 EcuadorTLC S.A. took notice of the Opinion issued by the State’s General Attorney revenues for contractors whose agreements provided the State’s share in extraordinary revenues from increases in crude oil price were exempted from the effects of the new Law.

Nevertheless, in January 2007 Petroecuador submitted to EcuadorTLC S.A. a new settlement calculated under the beforementioned Law for the amount of US$ 26 million comprising the period from April to December 2006, including deduction from the amount the State already receives on account of the increase in the price provided for in the operating agreement of the Palo Azul field (settlement including charge).  EcuadorTLC S.A. paid in full the new settlement made by Petroecuador and as from January 2007 decided to make subsequent payments as required by Petroecuador.

Subsequently, in July 2007, and again without taking into account the State’s General Attorney opinion or the settlements for the year 2006 and January 2007, Petroecuador submit EcuadorTLC S.A. a new settlement for the amounts paid for the Palo Azul field from January to June 2007 under Law No.42/2006, this time without including any charge, demanding an additional payment of US$16 million. On July 27, 2007, EcuadorTLC S.A. requested Petroecuador’s President to reconsider the criterion applied for the calculation of such settlement and to apply the State’s General Attorney criterion and the calculation method including charges used by Petroecuador in January and February 2007.

On October 2, 2007, the Ministry of Mines and Oil notified EcuadorTLC S.A. that Petroecuador had been informed that the only binding criterion was the one notified to EcuadorTLC S.A. in October 2006.Consequently, the settlement under Law No.42/2006 should have been done making reference to the instructions given by Petroecuador’s President in January 2007 under which Petroecuador made the settlements for the year 2006 including charges.

On October 19, 2007, the National Hydrocarbons Board (NHB) notified EcuadorTLC S.A. a preliminary new settlement without charge for the period from April 25 to December 31, 2006, plus interest, implying an incremental charge of US$30.5 million. On October 22, 2007, EcuadorTLC S.A. notified the NHB its disagreement with this new settlement since it does not take into account the State’s General Attorney opinion, the charging criterion provided by the Ministry of Mines and Oil in a letter dated October 2, 2007 addressed to EcuadorTLC S.A. and the calculation method including charge used by Petroecuador´s President.

In addition, on October 18, 2007, the President of the Ecuador issued an Amendment to the Regulations for the Application of Law 42/2006, amendatory to the Hydrocarbons Law, under which as from October 18, 2007 the State’s share in the extraordinary revenues from crude oil price was increased to 99%, reducing the oil companies’ share to 1%.

The changes sought to be imposed by this amendment would materially modify the conditions set forth between the parties at the time of execution of the respective participation agreements, adversely affecting the result of ongoing projects in Ecuador and with a possible negative impact on the evaluation of the recoverability of the investments made and consequently on the Company’s results. The Company’s management is analyzing the effects resulting therefrom and the possible actions to be undertaken. No effect derived from this situation was recognized in these financial statements.

e) Other issues

The Company maintains interpretative differences with the AFIP (Argentine Federal Public Revenues Administration), provincial tax authorities and foreign tax authorities about taxes applicable on oil and gas activity. Additionally, the Company maintains no significant lawsuits related to environmental issues. Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company's financial position or results of operations.

14. Contractual commitments, warranty bond, suretyships and guarantees granted

The warranty bonds, suretyships and guarantees as of September 30, 2007, which are not disclosed in the remaining notes, amount to 52.

In addition, as of December 31, 2006, the Company had the following contractual commitments:

(1) Net of transportation capacity sold to third parties (see Note 6).

15. Social benefits and other payroll benefits of Petrobras Energía

a. Defined contribution plan

Supplementary Pension Plan for Personnel

In November 2005, the Board of Directors of Petrobras Energía approved the implementation of a defined voluntary contribution plan for the Petrobras Energía’s employees who fulfill certain conditions. Through this plan, Petrobras Energía makes contributions to a trust fund in an equal amount to the contributions made by the employees adhered to the plan to a mutual fund or AFJP, at their choice, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Energía.

In the nine-month periods ended September 30, 2007 and 2006, Petrobras Energía recorded a loss of 5 and 3, respectively, attributable to such benefits.

b. Defined benefit plan

Indemnity Plan

This is a defined benefit plan for all the employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per year working at the company, in conformity with a decreasing scale considering the years of effectiveness of the plan.

Compensatory Fund

This is a defined benefit plan for all employees of Petrobras Energía who take part in the defined contribution plan effective at each opportunity, have joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The employee benefit is based on the last computable salary and years of service of each employee included in the plan.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order to that the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Energía and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. As provided by Petrobras Energía’s bylaws, the Company makes contributions to the fund on the basis of a Board of Directors’ proposal to the Shareholders’ Meeting up to 1.5% of net income for each year.

 The assets of the fund are contributed to a trust fund. The guidelines with respect to the funds invested are: (i) the preservation of capital in US dollars, (ii) the maintenance of high levels of liquidity, and (iii) the attainment of the highest yields possible on a 30-days basis.  For this reason, the assets are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits. The Bank of New York is the trustee and Watson Wyatt is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, Petrobras Energía will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

As of September 30, 2007 and December 31, 2006 the most relevant actuarial information on the defined-benefits pension plan is as follows:

c. Stock option plan

The Board of Directors of Petrobras Energía approved the establishment of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.

As part of this program, the Board of Directors of Petrobras Energía approved the Plans for years 2001 (“2001 Plan”) and 2000 (“2000 Plan”), focused on senior officers of Petrobras Energía. Both plans consisted in granting the right to exercise certain options to receive Petrobras Participaciones, shares or the cash equivalent at market, as described below:

2001 Plan

i.   5,364,125 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for the same number of shares (“appreciation rights”).

ii. 596,014 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from March 5, 2005 (“full value”).

The term to exercise both options expired on March 5, 2007. The options exercised corresponding to the appreciation right amounted to 5,163,657 and those corresponding to full value totaled 569,124, cancelled in both cases primarily in cash.

2000 Plan

i.  3,171,137 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares (“appreciation rights”).

ii. 352,347 options to receive the same number of shares at no cost to the beneficiary.  These options may be exercised as from May 29, 2004 (“full value”).

The term to exercise both options expired on May 29, 2006. The options exercised corresponding to the appreciation right amounted to 2,873,037 and those corresponding to full value totaled 343,596, cancelled in both cases primarily in cash.

The cost of this benefit is allocated on proportional basis to each year within the vesting years and adjusted in accordance with the listed price of the share. Accordingly, 1 and 4 were charged to operating expenses for the nine-month periods ended September 30, 2007 and 2006, respectively.

16. Capital stock and restrictions on unappropriated retained earnings

As of September 30, 2007 the Company's capital stock totaled $2,132,043,387. The following table presents the changes in capital stock in the last three fiscal years:

Since January 26, 2000, the Company Class B shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.

According to outstanding legal provisions, 5% of the net income of the fiscal year plus or less adjustments to the prior years results should be assigned to increase the balance of the legal reserve up to an amount equivalent to 20% of capital stock.

Under Law No. 20.628 (article 69.1), any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

17. Other receivables, other liabilities, other operating expenses net, other expenses net and supplemental cash flow information

 (1)

To ensure the completion of works in Pichi Picún Leufú Hydroelectrical Complex within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25. For the purpose of determining whether or not this amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market. This support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement this system, an Annual Monomial Support Price (AMSP) was set in the amounts of US$/Kwh 0.021 and US$/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, each year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation, and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during that year will be determined. Owing to the selling prices set for the energy generated by the Complex, and the future prices estimated, considering that it implies profitability reinsurance, as of September 30, 2007 the Company accrued a profit of 23.

(2) Tax benefits earned by Innova S.A. consisting in a partial reduction of certain taxes in accordance with a program of incentives that the Brazilian state of Rio Grande do Sul provides to companies located there.

18. Balances and transactions with related companies

Balances with related parties as of September 30, 2007, and December 31, 2006 are as follows:

Main transactions with affiliates for the nine-month periods ended September 30, 2007 and 2006 are as follows:

19. Business segment and geographic consolidated information

Petrobras Participaciones' business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, refining and distribution, petrochemical and gas and energy. Accordingly, the identified business segments are as follows:

a) Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

b) Refining and Distribution, including the Company´s operations in Refinería San Lorenzo and Bahía Blanca, its own gas station network and the Company´s interests in Refinería del Norte S.A. and Petrobras Bolivia Refinación S.A. (see note 9.IV).

c) Petrochemicals, comprising the Company’s own fertilizer and styrenics operations developed in Argentina and Brazil plants and interest in Petroquímica Cuyo S.A.

d) Gas and Energy comprises operations in Marketing and Transportation of Gas and Electricity. The Marketing and Transportation of Gas operations includes the sale of gas and the liquefied petroleum gas brokerage and trading, and its interest in Transportadora de Gas del Sur S.A. The Electricity operations includes Company’s operations in the Genelba plant and in the Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A., Transener S.A., Enecor S.A. and Yacylec S.A.

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are all disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these financial statements. The inter-segments transaction prices are made at market value.

The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by the Company's management:

For the nine-month period ended September 30, 2007						
				Gas and Energy			
Consolidated Statement of Income	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Marketing and Transportation of Gas	Electricity	Corporate and Eliminations	Total
Net sales							
To third parties	1,646	3,976	2,013	846	1,037	-	9,518
Inter-segment	1,619	220	29	213	25	(2,106)	-
	3,265	4,196	2,042	1,059	1,062	(2,106)	9,518
Cost of sales	(1,694)	(4,147)	(1,781)	(822)	(789)	2,106	(7,127)
Gross profit	1,571	49	261	237	273	-	2,391
Administative and selling expenses	(231)	(270)	(247)	(35)	(102)	(152)	(1,037)
Exploration expenses	(132)	-	-	-	-	-	(132)
Other operating (expenses) income, net	(180)	(19)	49	35	82	(76)	(109)
Operating income (loss)	1,028	(240)	63	237	253	(228)	1,113
Equity earnings of affiliates	66	59	21	-	-	-	146
Other (expenses) income, net	(561)	48	18	(198)	(135)	(64)	(892)
Net income (loss)	533	(133)	102	39	118	(292)	367

For the nine-month period ended September 30, 2006						
				Gas and Energy			
Consolidated Statement of Income	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Marketing and Transportation of Gas	Electricity	Corporate and Eliminations	Total
Net sales							
To third parties	2,126	3,120	1,691	891	867	-	8,695
Inter-segment	1,594	206	31	119	19	(1,969)	-
	3,720	3,326	1,722	1,010	886	(1,969)	8,695
Cost of sales	(1,558)	(3,451)	(1,417)	(750)	(627)	1,938	(5,865)
Gross profit (loss)	2,162	(125)	305	260	259	(31)	2,830
Administative and selling expenses	(232)	(223)	(209)	(30)	(87)	(137)	(918)
Exploration expenses	(61)	-	-	-	-	-	(61)
Other operating (expenses) income, net	(93)	(9)	23	42	(13)	(68)	(118)
Operating income (loss)	1,776	(357)	119	272	159	(236)	1,733
Equity earnings of affiliates	83	109	10	-	1	-	203
Other (expenses) income, net	(773)	93	(26)	(204)	(36)	(140)	(1,086)
Net income (loss)	1,086	(155)	103	68	124	(376)	850

The following information shows total assets, net sales and operating income by geographic area.

20. Controlling Group

Petróleo Brasileiro S.A. – PETROBRAS, through Petrobras Participaciones, S.L., a wholly-owned subsidiary, is the controlling shareholder. As of September 30, 2007 Petrobras Participaciones S.L. owns 58.6% of Petrobras Energía Participaciones’s capital stock.

Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

21. Subsequent events

Assignment of interest in Bajada del Palo area

In November 2007, Petrobras Energía accepted the offer whereby 76.15% of its rights and obligations in Bajada del Palo area was assigned. As a result of this transaction Petrobras Energía will recognize a gain of approximately 70.

22. Other consolidated information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a) Property, plant and equipment.

b) Equity in affiliates

c) Costs of sales.

d) Foreign currency assets and liabilities.

e) Consolidated detail of expenses incurred and depreciation.

f) Information about ownership in subsidiaries and affiliates.

g) Oil and gas areas and participation in joint ventures.

h) Combined joint ventures and consortium assets, liabilities and results.

a) Property, plant and equipment as of September 30, 2007 and December 31, 2006

(Stated in millions of Argentine Pesos)

b) Equity in affiliates as of  September 30, 2007 and December 31, 2006

(Stated in millions of Argentine Pesos)

09/30/2007				12/31/2006
	Description of securities				
Name and issuer	Face Value	Amount	Cost	Book value	Book value
Coroil S.A.	Bs 1,000	200	48	46	48
Petrobras Bolivia Refinación S.A.			-	-	183
Inversora Mata S.A.	Bs 1,000	490	94	91	94
Oleoducto de Crudos Pesados Ltd.	U$S 0.01	31,500	98	88	96
Oleoductos del Valle S.A.	$ 10	2,542,716	64	63	64
Petrolera Entre Lomas S.A.	$ 1	96,050	68	80	68
Petroquímica Cuyo S.A.	$ 0.083	240,000,000	51	61	51
Refinería del Norte S.A.	$ 10	2,610,809	63	139	123
Cost related with CIESA S.A reestructuring (Note 9.II)			-	110	110
TGS S.A. goodwill in CIESA S.A.			-	23	24
Petroritupano S.A.	Bs 1,000	483,283	1,109	1,118	1,127
Petroven-Bras S.A.	-	-	129	131	132
Petrowayú S.A.	Bs 1,000	382,202	957	962	984
Petrokariña S.A.	-	-	456	459	453
			3,137	3,371	3,557

c) Costs of sales for the nine-month periods ended September 30, 2007 and 2006

(Stated in millions of Argentine Pesos)

2007						
				Gas and Energy			
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Electricity	Marketing and Transportation of Gas	Corporate and Eliminations	Total
Inventories at the beginning of the year	159	569	318	40	7	(124)	969
Traslation effect	2	-	2	-	-	-	4
Costs (Section e)	1,605	133	184	272	160	-	2,354
Holding gain (losses)	7	29	57	(1)	-	(3)	89
Purchases, consumption and other	76	4,257	1,812	520	662	(2,105)	5,222
Inventories at the end of the period	(155)	(841)	(592)	(42)	(7)	126	(1,511)
Costs of sales	1,694	4,147	1,781	789	822	(2,106)	7,127

	2006						
				Gas and Energy			
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Electricity	Marketing and Transportation of Gas	Corporate and Eliminations	Total
Inventories at the beginning of the year	165	527	263	42	10	(146)	861
Traslation effect	1	1	-	-	-	-	2
Costs (Section e)	1,519	129	165	198	144	-	2,155
Holding gain (losses)	(1)	44	30	1	-	(19)	55
Purchases, consumption and other	22	3,445	1,410	432	603	(1,970)	3,942
Inventories at the end of the period	(148)	(695)	(451)	(46)	(7)	197	(1,150)
Costs of sales	1,558	3,451	1,417	627	750	(1,938)	5,865

d) Foreign currency assets and liabilities as of September 30, 2007 and December 31, 2006.

(Stated in millions of Argentine Pesos)

Foreign currency and amount		Exchange rate	Book amount in local currency
CURRENT ASSETS				
Cash	US$	5	3.1500	15
	Rs	8	1.7133	13
				28
Investments	US$	285	3.1500	897
	Rs	21	1.7133	36
				933
Trade receivables	US$	185	3.1500	582
	Rs	83	1.7133	142
	Eu	-	4.4569	1
	BS	2	1.1675	2
				727
Other receivables	US$	158	3.1500	499
	Rs	8	1.7133	13
				512
	TOTAL 2007			**2,200**
	TOTAL 2006			**2,642**
NON-CURRENT ASSETS				
Trade receivables	US$	3	3.1500	**9**
Other receivables	US$	10	3.1500	33
	Rs	40	1.7133	68
				101
Investments	US$	44	3.1500	**140**
	TOTAL 2007			**250**
	TOTAL 2006			**356**
TOTAL ASSETS		**2007**		**2,450**
		2006		**2,998**

	Foreign currency and amount		Exchange rate	Book amount in local currency
CURRENT LIABILITIES				
Accounts payable	US$	281	3.1500	886
	Rs	25	1.7133	42
	Sol	1	0.9735	1
				929
Short-term debt	US$	593	3.1500	1,868
				1,868
Payroll and social security taxes	Sol	3	0.9735	3
	Rs	5	1.7133	9
	US$	5	3.1500	17
				29
Taxes payable	US$	15	3.1500	47
	Rs	7	1.7133	12
				59
Other liabilities	Rs	1	1.7133	1
	US$	29	3.1500	92
				93
	TOTAL 2007			**2,978**
	TOTAL 2006			**3,628**
NON-CURRENT LIABILITIES				
Accounts payable	US$	3	3.1500	**11**
Long-term debt	US$	1,752	3.1500	**5,518**
Taxes payable	U$S	88	3.1500	276
	Rs	67	1.7133	114
				390
Other liabilities	US$	104	3.1500	**329**
	TOTAL 2007			**6,248**
	TOTAL 2006			**5,042**
TOTAL LIABILITIES		**2007**		**9,226**
		2006		**8,670**

US$

Millions of United States Dollars

BS

Millions of Bolivares

RS

Millions of Reales

Sol

Millions of Peruvian Soles

EU

Millions of Euros

e) Consolidated detail of expenses incurred and depreciation for nine-month periods ended September 30, 2007 and 2006.

 (Stated in millions of Argentine Pesos)

Accounts	2006 Total	2007 Total	Costs	Administrative and selling expenses	Exploration expenses
Salaries and wages	375	431	198	233	-
Social security taxes	70	78	34	44	-
Other benefits to personnel	114	132	44	88	-
Taxes, charges and contributions	151	186	20	165	1
Fees and professional advisory	78	76	22	54	-
Depreciation of property, plant and equipment	852	891	817	74	-
Amortization of other assets	5	6	1	5	-
Oil and gas royalties	551	566	566	-	-
Spares and repairs	116	124	116	8	-
Geological and geophysical expenses	7	81	-	-	81
Abandoned and non-productive well write-down	51	42	-	-	42
Transportation and freights	246	276	43	233	-
Construction contracts and other services	369	427	323	104	-
Fuel, gas, energy and other	49	66	59	7	-
Other operating costs and consumptions	166	186	114	64	8
Expense reimbursements	(66)	(45)	(3)	(42)	-
Total 2007		3,523	2,354	1,037	132
Total 2006	3,134		2,155	918	61

f) Information about ownership in subsidiaries and affiliates as of September 30, 2007

Subsidiaries	% OF OWNERSHIP AND VOTES DIRECT	INDIRECT	BUSINESS SEGMENT
Corod Producción S.A. (Venezuela)	-	75.82	Oil and Gas Exploration and Production
Ecuadortlc S.A. (Ecuador)	-	75.82	Oil and Gas Exploration and Production
Enecor S.A.	-	53.07	Gas and Energy
EG3 Asfaltos S.A.	-	75.82	Refining and Distribution
EG3 Red S.A.	-	75.82	Refining and Distribution
Innova S.A. (Brasil)	-	75.82	Petrochemicals
Petrobras Energía de México S.A. de C.V. (México)	-	75.82	Oil and Gas Exploration and Production
Petrobras Finance Bermuda (Islas Bermudas)	-	75.82	Corporate
Petrobras Holding Austria AG (Austria)	-	75.82	Corporate
Petrobras de Valores Internacional de España S.A. (España)	-	75.82	Corporate
Petrobras Energía S.A.	75.82	-	Corporate
Petrobras Energía Internacional S.A.	-	75.82	Corporate
Petrobras Energía Operaciones S.A. (Ecuador)	-	75.82	Oil and Gas Exploration and Production
Petrobras Electricidad de Argentina S.A.	-	75.82	Gas and Energy
Petrobras Financial Services Austria GMBH (Austria)	-	75.82	Corporate
Petrobras Hispano Argentina S.A. (España)	-	75.82	Corporate
Petrobras Bolivia Internacional S.A. (Bolivia)	-	75.82	Corporate
Petrobras Energía Ecuador (Gran Cayman)	-	75.82	Oil and Gas Exploration and Production
Petrobras Energía Perú S.A. (Perú)	-	75.82	Oil and Gas Exploration and Production
Petrobras Energía Venezuela S.A. (Venezuela)	-	75.82	Oil and Gas Exploration and Production
Petrolera San Carlos S.A. (Venezuela)	-	75.82	Oil and Gas Exploration and Production
Transporte y Servicios de Gas en Uruguay S.A. (Uruguay)	-	48.94	Gas and Energy
World Energy Business S.A.	-	75.82	Gas and Energy
Electricidade Com S.A. (Brasil)	-	75.82	Gas and Energy
Petrobras Energía Colombia (Gran Cayman)	-	75.82	Oil and Gas Exploration and Production
World Fund Financial Services (Gran Cayman)	-	75.82	Corporate
Main affiliates - join control			
Cía. de Inversiones de Energía S.A.	-	37.91	Gas and Energy
Citelec S.A.	-	37.91	Gas and Energy
Distrilec Inversora S.A.	-	36.77	Gas and Energy
Edesur S.A.	-	20.72	Gas and Energy
Transba S.A.	-	18.31	Gas and Energy
Transener S.A.	-	20.35	Gas and Energy
Transportadora de Gas del Sur S.A.	-	20.96	Gas and Energy
Main affiliates - significance influence			
Coroil S.A. (Venezuela)	-	37.15	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados Ltd. (Gran Cayman)	-	8.66	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados S.A. (Ecuador)	-	8.66	Oil and Gas Exploration and Production
Inversora Mata S.A. (Venezuela)	-	37.15	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	-	17.51	Oil and Gas Exploration and Production
Propyme S.G.R	-	37.91	Corporate
Petrolera Entre Lomas S.A.	-	14.56	Oil and Gas Exploration and Production
Petroquímica Cuyo S.A.	-	30.33	Petrochemicals
Refinería del Norte S.A.	-	21.61	Refining and Distribution
Urugua-í S.A.	-	22.24	Gas and Energy
Yacylec S.A.	-	16.85	Gas and Energy
Petroven-Bras S.A.	-	26.15	Oil and Gas Exploration and Production
Petrokariña S.A.	-	26.15	Oil and Gas Exploration and Production
Petrowayú S.A.	-	27.30	Oil and Gas Exploration and Production
Petroritupano S.A.	-	16.68	Oil and Gas Exploration and Production
Other subsidiaries			
Termoeléctrica José de San Martín S.A.	-	6.07	Gas and Energy
Termoeléctrica Manuel Belgrano S.A.	-	6.07	Gas and Energy

g) Oil and gas areas and participation in joint-ventures as of September 30, 2007

h) Combined joint-ventures and consortium assets and liabilities as of September 30, 2007 and December 31, 2006 and results for the nine-month periods ended September 30, 2007 and 2006.

     (Stated in millions of Argentine Pesos)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 3/12/2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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